SanDisk

2001 Annual Report

SanDisk Corporation is the world's largest supplier of flash data storage systems. SanDisk utilizes its patented, high-density flash memory technologies to design, manufacture and market industry-standard digital imaging, data and audio storage products. SanDisk's innovative product line is sold through more than 38,000 retail outlets worldwide, and is incorporated into the products of industry-leading OEMs.



1.0GB
CompactFlash
64MB
128MB
CompactFlash
ultra
512MB

Our 2001 financial results reflect a disappointing performance in what was an exceptionally difficult market environment. Product gross margins declined dramatically as we experienced a year to year decline of 68% in the average selling price per megabyte of our flash memory products. Revenues from OEM customers and industrial distributors fell precipitously throughout the year due to the slowdown in the US economy. In particular, our telecom customers who had purchased significant inventory of our products in 2000, drastically reduced their purchases and began liquidating their inventories when their business ground to a halt. The weakness in OEM sales and the reduced pricing for all our products were the primary contributors to the decline in product revenues and our operating losses in 2001. We expect OEM sales to improve in 2002, as we believe our OEM customers no longer have excess inventory of our products.

> Our sales through the retail channel grew in 2001 – a remarkable achievement brought about by our our aggressive global expansion, which increased our retail distribution reach to more than 38,000 storefronts, double the number at the end of 2000.

On the positive side, our sales through the retail channel grew in 2001 - a remarkable achievement brought about by our aggressive global expansion, which increased our retail distribution reach to more than 38,000 storefronts, double the number at the end of 2000. In the fourth quarter of 2001, our retail sales were approximately 75% of product sales, up from approximately 30% in the previous year. We expect retail sales to further improve in 2002 as we continue to expand our global retail presence.

To reduce our expenses and our operating losses in 2001, we asked our employees to take one week of time-off without pay in each of the last four quarters and temporarily reduced all salaries by 5% to 20%. With the support of our employees, we tightly controlled discretionary spending throughout the year. We thank our employees for their dedication, hard work and personal sacrifices.

Despite these efforts, our financial results fell considerably short of our targets. In addition to the 19% decline in our flash memory unit shipments and the decline in the

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SanDisk continues to lead the flash memory industry that we pioneered, as our revolutionary innovations gain momentum in both the retail and OEM marketplaces.

SanDisk's comprehensive line of flash memory products is sold in over 38,000 consumer electronics and office supply stores worldwide. We continue to develop and expand our partnerships with top-tier OEM leaders.

average selling price per megabyte of our products, inventory write-downs of approximately $85 million and FlashVision foundry start-up costs of approximately $22 million contributed to our negative gross margins in 2001. During the year, we also recorded losses on the decline in the value of our UMC and Tower equity investments of $302.3 million and restructuring charges of $8.5 million.

We realized early in 2001 that this down-cycle market presented us with the opportunity to transform ourselves into a better, stronger competitor.

We realized early in 2001 that this down-cycle market presented us with the opportunity to transform ourselves into a better, stronger competitor. We undertook two major transformations. First, we transformed our technology, our products and our manufacturing flows to the NAND flash technology that we acquired through our FlashVision joint venture with Toshiba. This massive effort which involved every SanDisk employee was executed exceptionally well, and we expect to begin seeing its benefits in terms of lower product costs and improved gross margins during 2002. Second, in 2001 we completed the restructuring of all our backend manufacturing operations, moving from in-house card assembly and test to a 100% outsourced model using world class manufacturing subcontractors in China and Taiwan. This resulted in a significant reduction in our headcount, from 1000 employees at the beginning of the year, to 565 employees at the end of the year.

Despite the tough market environment, we stayed the course and continued to invest aggressively in our new product technology roadmap. During 2001, we:

- completed qualification and ramped production volumes of the 512 megabit NAND technology from our FlashVision joint venture
- demonstrated the 1 Gigabyte CompactFlash card built with the new 1 gigabit NAND multi level cell chip
- began customer shipments of the new family of high performance Ultra CompactFlash cards

Creative Freedom

SanDisk's flash storage products enable the development of advanced, small, lightweight, low-power mobile products to meet every creative need. Our flash memory cards, readers and adapters allow users to carry more pictures, more music and more data, and to quickly and easily transfer files to a desktop computer or other mobile device.


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- announced the exciting new Cruzer product concept; and
- began production shipments of NAND Flash Memory Components to select customers.

In 2001, we concluded an important cross license agreement with Sony. This agreement gives us immediate access to the market for Memory Stick products, which represent approximately 25% of today's flash card market. Under the agreement, we began selling NAND flash components to Sony and selling SanDisk branded Memory Stick products through our retail channel in the fourth quarter of 2001. In addition, under our agreement with Sony, we will jointly develop and co-own rights to the next-generation Memory Stick.

At the end of the year, we further strengthened our balance sheet by successfully completing a $150 million convertible financing in the December/January timeframe.

As a result of our decisive actions, we are entering 2002 a stronger company than we were one year ago. We are cautiously optimistic about a gradual improvement in our results in 2002. However, our projections are based on a more stable pricing environment than the one we experienced in 2001. In 2002, we expect to see a better balance between demand and supply for flash memory products, due in part to generally improving market conditions, a projected pickup in sales to our OEM and industrial customers, and increasing demand for our retail products, driven by the lower prices for these products.

We expect our product gross margins to improve in 2002 as we lower our product costs, release exciting new products, continue our market segmentation strategy, and increase consumer awareness of the SanDisk brand.

We expect our product gross margins to improve in 2002 as we lower our product costs, release exciting new products, continue our market segmentation strategy, and increase consumer awareness of the SanDisk brand. Specifically, we expect increased revenues and margin contributions in 2002 from sales of





From digital cameras and digital music players, to PDAs and personal communicators, from digital voice recorders to photo printers, our versatile, compact storage products enhance performance, versatility and mobility. SanDisk products unleash creativity and increase productivity, delivering solid-state reliability and unparalleled compatibility.

Memory Stick, Secure Digital cards, Ultra CompactFlash, Cruzer, NAND Flash Components and industrial storage products.

Turning now to our vision for our future, we believe that SanDisk's business fundamentals are strong and enduring. The markets that we address - flash memory storage for digital consumer electronics, wireless and mobile computing, telecom and industrial - are expected to experience a new phase of growth in the next several years. Exciting new products in these developing markets will require increasing storage capacity for digital images, music, video and video games, as well as personal financial, security, and medical files. SanDisk today has the technology, the products, the strategic relationships, the market positioning, the intellectual property, and the people with the passion to be one of the most important players in mobile storage in the post-PC era. The technology barriers to entry for new competitors or alternative competing technologies are becoming ever higher due to the relentless pace of flash memory technological innovation, which is expected to continue in the next several years. We see flash memory as a "disruptive" technology, with the continued potential to obsolete established, mature technologies, just as digital flash cards are beginning to obsolete 35 millimeter film as digital cameras displace traditional film cameras.

SanDisk today has the technology, the products, the strategic relationships, the market positioning, the intellectual property, and the people with the passion to be one of the most important players in mobile storage in the post-PC era.

In summary, in 2001 we demonstrated the resilience of SanDisk. We remain highly focused on the opportunities and challenges ahead in 2002. We very much appreciate the continuing support and confidence from our customers, employees and stockholders.

Eli Harari
President and Chief Executive Officer

Full Product Line



SanDisk now sells all types of popular flash memory cards, adapters and readers.

- **Memory Cards** – CompactFlash®, Ultra™ CompactFlash®, Memory Stick®, SmartMedia Card, MultiMediaCard, Secure Digital™, PC Card, P-Tag
- **Adapters and Readers** – ImageMate™, SecureMate™, PC Card Adapter
- **Embedded Solutions** – TriFlash, NAND Flash Memory, Flash ChipSet
- **NEW! Cruzer** – The world's first portable, pocketsize, all-in-one storage device with upgradeable flash memory. Transports data files, image files, video and audio for today's active, on-the-go lifestyle.



Selected Financial Data

(In thousands, except per share data) Years Ended December 31,	2001 [1]	2000 [2]	1999	1998	1997
Revenues					
Product	$ 316,867	$ 526,359	$ 205,770	$ 103,190	$ 105,675
License and royalty	49,434	75,453	41,220	32,571	19,578
Total revenues	366,301	601,812	246,990	135,761	125,253
Cost of revenues	392,293	357,017	152,143	80,311	72,280
Gross profits (losses)	(25,992)	244,795	94,847	55,450	52,973
Operating income (loss)	(152,990)	124,666	30,085	12,810	19,680
Net income (loss)	$ (297,944)	$ 298,672	$ 26,550	$ 11,836	$ 19,839
Net income (loss) per share					
Basic	$ (4.37)	$ 4.47	$ 0.48	$ 0.23	$ 0.43
Diluted	$ (4.37)	$ 4.11	$ 0.43	$ 0.21	$ 0.40
Shares used in per share calculations					
Basic	68,148	66,861	55,834	52,596	45,760
Diluted	68,148	72,651	61,433	55,344	49,940

At December 31,	2001	2000	1999	1998	1997
Working capital	$ 415,096	$ 525,950	$ 482,793	$ 138,471	$ 134,298
Total assets	932,348	1,107,907	657,724	255,741	245,467
Long-term obligations	129,908	73,492	–	–	–
Total stockholders' equity	675,379	863,058	572,127	207,838	191,374

See the Consolidated Financial Statements and Management's Discussion and Analysis of Financial Condition and Results of Operations.

(1) Includes other-than-temporary impairment charges of $302.3 million, or $188.1 million net of tax and restructuring charges of $8.5 million or $6.7 million net of tax.

(2) Includes gain on investment in UMC of $344.2 million, or $203.9 million net of tax.

Supplementary Quarterly Data

(Unaudited. In thousands, except per share data)	1st	2nd	3rd	4th
Quarterly/2001				
Revenues				
Product	$ 88,083	$ 88,115	$ 57,305	$ 83,364
License and royalty	13,244	19,033	8,582	8,575
Total revenues	101,327	107,148	65,887	91,939
Gross profits (losses)	(17,453)	396	(23,539)	14,604
Operating income (loss)	(48,303)	(28,650)	(61,373)	(14,664)
Net income (loss)*	(143,102)	(9,994)	(170,476)	25,628
Net income (loss) per share				
Basic +	$ (2.11)	$ (0.15)	$ (2.50)	$ 0.37
Diluted +	$ (2.11)	$ (0.15)	$ (2.50)	$ 0.36
Quarterly/2000				
Revenues				
Product	$ 97,249	$ 122,572	$ 151,817	$ 154,721
License and royalty	12,120	21,377	19,022	22,934
Total revenues	109,369	143,949	170,839	177,655
Gross profits	41,611	59,435	68,965	74,784
Operating income	17,551	30,852	35,535	40,728
Net income**	219,271	24,269	25,602	29,530
Net income per share				
Basic +	$ 3.32	$ 0.36	$ 0.38	$ 0.44
Diluted +	$ 3.00	$ 0.33	$ 0.35	$ 0.41

* In the first and third quarters of 2001, we recognized losses of $179.9 million and $116.4 million, respectively, on the other-than-temporary decline in the market value of our foundry investments in UMC and Tower Semiconductor.

** On January 3, 2000, the USIC foundry was merged into the UMC parent company. We had invested $51.2 million in USIC. In exchange for our USIC shares, we received 111 million UMC shares. These shares were valued at approximately $396 million at the time of the merger, resulting in a pretax gain of $344.2 million in the first quarter of 2000.

\+ Quarterly earnings per share figures may not total to yearly earnings per share, due to rounding and the fluctuations in the number of options included or omitted from diluted calculations based on the stock price or option strike prices.

See the Consolidated Financial Statements and Management's Discussion and Analysis of Financial Condition and Results of Operations.

Management's Discussion and Analysis of Financial Conditions and Results of Operations

Statements in this report which are not historical facts are forward-looking statements within the meaning of the federal securities laws. These statements may contain words such as "expects," "anticipates," "intends," "plans," "believes," "estimates," or other wording indicating future results or expectations. Forward-looking statements are subject to risks and uncertainties. Our actual results may differ materially from the results discussed in forward-looking statements. Factors that could cause our actual results to differ materially include, but are not limited to, those discussed under "Factors That May Affect Future Results" below, and elsewhere in this report. The following discussion should be read in conjunction with our consolidated financial statements and the notes thereto. We undertake no obligation to revise or update any forward-looking statements to reflect any event or circumstance that may arise after the date of this report.

Overview

SanDisk was founded in 1988 to develop and market flash data storage systems. We sell our products to the consumer electronics and industrial/communications markets. In fiscal 2001, approximately 78% of our product sales were attributable to the consumer electronics market, particularly sales of CompactFlash and SmartMedia card products for use in digital camera applications. Our CompactFlash products have lower average selling prices and gross margins than our higher capacity FlashDisk and FlashDrive products. In addition, a substantial portion of our products are sold into the retail channel, which usually has shorter customer order lead-times than our other channels. A majority of our sales to the retail channel are turns business, with orders received and fulfilled in the same quarter, thereby decreasing our ability to accurately forecast future production needs. We believe sales to the consumer market will continue to represent a substantial majority of our sales, and may increase as a percentage of sales in future years, as the popularity of consumer applications, including digital cameras, increases.

Our operating results are affected by a number of factors including the volume of product sales, competitive pricing pressures, availability of foundry capacity, variations in manufacturing cycle times, fluctuations in manufacturing yields and manufacturing utilization, the timing of significant orders, our ability to match supply with demand, changes in product and customer mix, market acceptance of new or enhanced versions of our products, changes in the channels through which our products are distributed, timing of new product announcements and introductions by us and our competitors, the timing of license and royalty revenues, fluctuations in product costs, increased research and development expenses, and exchange rate fluctuations. We have experienced seasonality in the past. As the proportion of our products sold for use in consumer electronics applications increases, our revenues may become increasingly subject to seasonal increases in the fourth quarter of each year and declines in the first quarter of the following year. See "Factors That May Affect Future Results – Our Operating Results May Fluctuate Significantly Which May Adversely Affect Our Stock Price" and "–There is Seasonality in Our Business."

Beginning in late 1995, we adopted a strategy of licensing our flash technology, including our patent portfolio, to third party manufacturers of flash products. To date, we have entered into patent cross-license agreements with several companies, and intend to pursue opportunities to enter into additional licenses. Under our current license agreements, licensees pay license fees, royalties, or a combination thereof. In some cases, the compensation to us may be partially in the form of guaranteed access to flash memory manufacturing capacity from the licensee company. The timing and amount of royalty payments and the recognition of license fees can vary substantially from quarter to quarter depending on the terms of each agreement and, in some cases, the timing of sales of products by the other parties. As a result, license and royalty revenues have fluctuated significantly in the past and are likely to continue to fluctuate in the future. Given the relatively high gross margins associated with license and royalty revenues, gross margins and net income are likely to fluctuate more with changes in license and royalty revenues than with changes in product revenues.

We market our products using a direct sales organization, distributors, manufacturers' representatives, private label partners, OEMs and retailers. In 2001, retail sales accounted for 54% of total product revenues, compared to 28% in 2000. We expect that sales through the retail channel will comprise an increasing share of our product revenues in the future, and that a substantial portion of our sales into the retail channel will be made to participants that will have the right to return unsold products. Our policy is to defer recognition of revenues from these sales until the products are sold to the end customers.

Historically, a majority of our sales have been to a limited number of customers. Sales to our top 10 customers accounted for approximately 49%, 48%, and 57%, respectively, of our product revenues for 2001, 2000, and 1999. In 2001 and 2000, no single customer accounted for greater than 10% of our total revenues. In 1999, revenues from one customer exceeded 10% of our total revenues. We expect that sales of our products to a limited number of customers will continue to account for a substantial portion of our product revenues for the foreseeable future. We have also experienced significant changes in the composition of our customer base from year to year and expect this pattern to continue as market demand for our customers' products fluctuates. The loss of, or a significant reduction in purchases by any of our major customers, could harm our business, financial condition and results of operations. See "Factors That May Affect Future Results - Sales to a Small Number of Customers Represent a Significant Portion of Our Revenues".

All of our products require silicon wafers, the majority of which are currently manufactured for us by Toshiba's wafer facility at Yokkaichi, Japan, under our joint venture agreement, as well as UMC in Taiwan. Industry-wide demand for semiconductors decreased significantly in 2001, due to decreased demand in the cellular phone markets and the broad, general economic downturn leading to a US recession. Semiconductor manufacturers, including some of our suppliers and competitors, added new advanced wafer fab capacity prior to the downturn. This additional capacity, along with slowing economic conditions, resulted in excess supply and led to intense pricing pressure. From the fourth quarter of 2000 to the fourth quarter of 2001, the average sales price per megabyte we sold decreased by 68%, far in excess of our ability to reduce our cost per megabyte. Consequently we saw a dramatic reduction in our product gross margins, which resulted in substantial operating losses in 2001. If industry-wide demand for our products continues to be below the industry-wide available supply, our product prices could decrease further causing our operating losses to continue in 2002.

Under our wafer supply agreements, there are limits on the number of wafers we can order and our ability to change that quantity, either up or down, is restricted. Accordingly, our ability to react to significant fluctuations in demand for our products is limited. If customer demand falls below our forecast and we are unable to reschedule or cancel our orders for wafers or other long lead-time items such as controller chips or printed circuit boards, we may end up with excess inventories, which could result in higher operating expenses and reduced gross margins. If customer demand exceeds our forecasts, we may be unable to obtain an adequate supply of wafers to fill customer orders, which could result in lost sales and lower revenues. If we are unable to obtain adequate quantities of flash memory wafers with acceptable prices and yields from our current and future wafer foundries, our business, financial condition and results of operations could be harmed.

We have from time to time taken write-downs for excess or obsolete inventories and lower of cost or market price adjustments. In 2001, such write-downs and lower of cost or market adjustments were approximately $85.0 million. We may be forced to take additional write-downs for excess or obsolete inventory in future quarters if the current deterioration in market demand for our products continues and our inventory levels continue to exceed customer orders. In addition, we may record additional lower of cost or market price adjustments to our inventories if continued pricing pressure results in a net realizable value that is lower than our cost. Although we continuously try to reduce our inventory in line with the current level of business, we are obligated to honor existing purchase orders, which we have placed with our suppliers. In the case of FlashVision manufacturing, both we and Toshiba are obligated to purchase our share of the production output, which makes it more difficult for us to reduce our inventory.

Excess inventory not only ties up our cash, but also can result in substantial losses if such inventory, or large portions thereof, has to be revalued due to lower market pricing or product obsolescence. These inventory adjustments decrease gross margins and in 2001 resulted in, and could in the future result in, fluctuations in gross margins and net earnings in the quarter in which they occur. See "Factors That May Affect Future Results - Our Operating Results May Fluctuate Significantly."

Export sales are an important part of our business, representing 55%, 57% and 53% of our total revenues in 2001, 2000, and 1999, respectively. Our sales may be impacted by changes in economic conditions in our international markets. Economic conditions in our international markets, including Japan, Asia and the European Union, may adversely affect our revenues to the extent that demand for our products in these regions declines. While most of our sales are denominated in U.S. Dollars, we invoice certain Japanese customers in Japanese Yen and are subject to exchange rate fluctuations on these transactions which could affect our business, financial condition and results of operations. See "Factors That May Affect Future Results - Our international operations make us vulnerable to changing conditions and currency fluctuations."

For the foreseeable future, we expect to realize a significant portion of our revenues from recently introduced and new products. Typically, new products initially have lower gross margins than more mature products because the manufacturing yields are lower at the start of manufacturing each successive product generation. In addition, manufacturing yields are generally lower at the start of manufacturing any product at a new foundry. In 2001, we experienced start up costs of approximately $22.0 million associated with ramping up NAND wafer production at FlashVision. During the start up phase, the fabrication equipment and operating expenses are applied to a relatively small output of production wafers, making this output very expensive.

To remain competitive, we are focusing on a number of programs to lower manufacturing costs, including development of future generations of NAND flash memory. There can be no assurance that we will successfully develop such products or processes or that development of such processes will lower manufacturing costs. If the current industry-wide and worldwide economic slowdown continues throughout fiscal 2002, we may be unable to efficiently utilize the NAND flash wafer production from FlashVision, which would force us to amortize the fixed costs of the fabrication facility over a reduced wafer output, making these wafers significantly more expensive. See "Factors That May Affect Future Results - We must achieve acceptable manufacturing yields."

Critical Accounting Policies & Estimates

Our discussion and analysis of our financial condition and results of operations are based upon our consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States. The preparation of these financial statements requires us to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses, and related disclosure of contingent liabilities. On an on-going basis, we evaluate our estimates, including those related to customer programs and incentives, product returns, bad debts, inventories, investments, income taxes, warranty obligations, restructuring, and contingencies and litigation. We base our estimates on historical experience and on various other assumptions that we believe to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions.

Revenue Recognition. We recognize net revenues when the earnings process is complete, as evidenced by an agreement with the customer, transfer of title and acceptance if applicable, fixed pricing and probable collectibility. Because of frequent sales price reductions and rapid technology obsolescence in the industry, sales made to distributors and retailers under agreements allowing price protection and/or right of return are deferred until the retailers or distributors sell the merchandise.

Customer Incentives, Returns and Allowances. We record estimated reductions to revenue for customer programs and incentive offerings including promotions and other volume-based incentives, particularly for our retail customers, which represented 75% of our product revenues in fourth quarter of 2001. If market conditions were to decline, we may take actions to increase customer incentive offerings to our retail customers, possibly resulting in an incremental reduction of revenue at the time the incentive is offered. In addition, we record a provision for estimated sales returns and allowances on product sales in the same period as the related revenues are recorded. These estimates are based on historical sales returns, analysis of credit memo data and other known factors. If the historical data we use to calculate these estimates do not properly reflect future returns, revenue could be overstated.

Allowance for Doubtful Accounts - Methodology. We evaluate the collectibility of our accounts receivable based on a combination of factors. In circumstances where we are aware of a specific customer's inability to meet its financial obligations to us (e.g., bankruptcy filings, substantial down-grading of credit ratings), we record a specific reserve for bad debts against amounts due to reduce the net recognized receivable to the amount we reasonably believe will be collected. For all other customers, we recognize reserves for bad debts based on the length of time the receivables are past due based on our historical experience. If circumstances change (i.e., higher than expected defaults or an unexpected material adverse change in a major customer's ability to meet its financial obligations to us), our estimates of the recoverability of amounts due us could be reduced by a material amount.

Warranty Costs. We provide for the estimated cost of product warranties at the time revenue is recognized. While we engage in product quality programs and processes, our warranty obligation is affected by product failure rates and repair or replacement costs incurred in correcting a product failure. Should actual product failure rates, repair or replacement costs differ from our estimates, increases to our warranty liability would be required.

Valuation of Financial Instruments. Our short-term investments include investments in marketable equity and debt securities. We also have equity investments in semiconductor wafer manufacturing companies, UMC of $194.9 million and Tower of $16.6 million, as of December 31, 2001. In determining if and when a decline in market value below amortized cost of these investments is other-than-temporary, we evaluate the market conditions, offering prices, trends of earnings, price multiples, and other key measures for our investments in marketable equity securities and debt instruments. When such a decline in value is deemed to be other-than-temporary, we recognize an impairment loss in the current period operating results to the extent of the decline. Due to the slowdown in the semiconductor industry and economic recession in 2001, the market value of our UMC and Tower investments declined significantly. These declines were deemed to be other-than-temporary and losses totaling $302.3 were recognized. If the slowdown in the semiconductor industry continues in 2002, we may recognize additional losses on these investments.

Inventories - Slow Moving and Obsolescence. We write down our inventory for estimated obsolescence or unmarketable inventory equal to the difference between the cost of the inventory and the estimated market value based upon assumptions about future demand and market conditions, including assumptions about changes in average selling prices. If actual market conditions are less favorable than those projected by management, additional inventory write-downs may be required.

Use of Estimates. The preparation of financial statements in conformity with generally accepted accounting principles requires us to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from our estimates.

Deferred Tax Assets. As of December 31, 2001, we had a net deferred tax asset of approximately $36 million that has been fully offset by a valuation allowance. Due to our current losses, we have not used projections of future taxable income in determining the amount of the valuation allowance required.

Results of Operations

We operate in one business segment, flash memory products. Our products are sold throughout the world. In the United States and foreign countries our products are sold through direct, OEM, reseller, and distributor channels. Our chief decision-maker, the President and Chief Executive Officer, evaluates our performance based on our total results. Revenue is evaluated based on geographic region and product category. Separate financial information is not available by product category in regards to asset allocation, expense allocation, or profitability.

Product Revenues. In 2001, our product revenues were $316.9 million, a decrease of 40% from $526.4 million in 2000. The decrease was primarily due to the downturn in the worldwide economy, industry-wide excess supply of flash memory, and reduced demand from OEM customers who were liquidating existing inventories throughout most of 2001. All of these factors reduced the demand for our products and resulted in intense pricing pressures causing the average selling price of our products to decline significantly. In 2001, the largest decline in revenues came from MultiMediaCards, due to the slowdown in the market for digital music players and CompactFlash, due to the decline in average selling price. In 2001, our flash memory product unit sales declined 19% and our average selling price per megabyte of flash memory shipped declined 50% compared to 2000. However, the decline in average selling price per megabyte was even more severe, at 68%, when comparing the fourth quarter of 2001 to the same period in 2000.

In 2000, our product revenues increased 156% to $526.4 million from $205.8 million in 1999. The increase consisted of an increase of 173% in unit sales, which was partially offset by a 7% decline in average selling prices per unit. In 2000, the largest increase in unit volume came from sales of CompactFlash products that represented 47% of product revenues and MultiMediaCard products that represented 21% of product revenues. The continuing move towards higher capacity cards in 2000 partially offset a decline in the average selling price per megabyte of capacity shipped. In 2000, the average megabyte capacity per unit shipped increased 17% while the average selling price per megabyte of flash memory shipped declined 22% compared to the prior year.

Our backlog as of December 31, 2001 was $19.5 million compared to $63.3 million in 2000 and $157.2 million in 1999. The decrease in 2001 was primarily due to a reduction in orders from our OEM customers and a significant reduction in order lead times due to industry-wide overcapacity. Because of the deterioration in market conditions throughout most of 2001, our quarterly turns business, the business we book and ship in the same quarter, reached approximately 80% of our product shipments in the third and fourth quarters of 2001. In 2001, OEM sales decreased to 34% of product revenues in 2001, compared to 57% in 2000. Retail sales, which are typically booked and shipped in the same quarter, increased to 54% of our product revenues, compared to 28% in 2000. In the fourth quarter of 2001, sales through our retail channels accounted for approximately 75% of product revenues. We expect sales to the retail channel to continue to be a significant portion of our revenue in 2002. See "Factors That May Affect Future Results – Our Operating Results May Fluctuate Significantly" and "-There is Seasonality in Our Business." Since orders constituting our current backlog are subject to changes in delivery schedules or cancellations, backlog is not necessarily an indication of future revenue.

License and Royalty Revenues. We currently earn patent license fees and royalties under several cross-license agreements, including agreements with Hitachi, Intel, Lexar, Sharp, Samsung, SmartDisk, Sony, SST, TDK and Toshiba. License and royalty revenues from patent cross-license agreements were $49.4 million in 2001, compared to $75.5 million in 2000, and $41.2 million in 1999. The decrease in license and royalty revenues in 2001 was primarily due to lower patent royalties from lower royalty bearing sales by some of our licensees resulting in decreased patent license revenues recognized. The increase in license and royalty revenues in 2000 was primarily due to patent royalties from increased sales by certain of our licensees, and $4.7 million of revenue recognized in conjunction with the settlement of the Lexar litigation. Revenues from licenses and royalties were 13% of total revenues in 2001 and 2000, and 17% in 1999.

Our income from patent licenses and royalties can fluctuate significantly from quarter to quarter. A substantial portion of this income comes from royalties based on the actual sales by our licensees. Given the current market outlook for 2002, sales of licensed flash products by our licensees may be lower than the corresponding sales in recent quarters, which may cause a drop in our royalty revenues.

Gross Profits (Losses). In fiscal 2001, gross profits declined to negative $26.0 million, or negative 7% of total revenues from $244.8 million, or 41% of total revenues in 2000 and $94.8 million, or 38% of total revenues in 1999. Product gross margins decreased to negative 24% in 2001, from positive 32% in 2000 and positive 26% in 1999. The decline in gross margins in 2001 was primarily due to lower sales volume, severely reduced average selling prices, inventory write downs of approximately $85 million, and start-up costs associated with our FlashVision foundry joint venture of approximately $22 million. The increases in gross margins in 2000 were primarily due to the lower cost per megabyte of our 256 megabit flash memory products, which represented the majority of our product sales in 2000.

Due to weak economic conditions, excess supply in the markets for our products, and lower demand from customers as they continued to reduce their inventories, we experienced intense pricing pressures in 2001. We expect our average selling prices per megabyte to decline significantly in 2002 and possibly beyond, until market supply and demand for our products returns to equilibrium. Although we are taking significant steps to lower our product costs, given the current market conditions, we cannot guarantee that our product cost will decline as quickly as our average selling prices. If our average selling prices decline faster than our costs, our gross margin will be negatively impacted in 2002.

Research and Development. Research and development expenses consist principally of salaries and payroll-related expenses for design and development engineers, prototype supplies and contract services. Research and development expenses increased to $58.9 million in 2001 from $46.1 million in 2000 and $26.9 million in 1999. As a percentage of revenues, research and development expenses were 16% in 2001, 8% in 2000 and 11% in 1999. In 2001 and 2000, the increase in research and development expenses was primarily due to an increase in salaries and payroll-related expenses associated with additional personnel and higher project-related expenses. The additional project expenses in 2001 were to support the development of new generations of NAND flash data storage products. We expect our research and development expenses to continue to increase in future quarters to support the development and introduction of new generations of flash data storage products, including our joint venture with Toshiba, our co-development agreement with Sony and our development of advanced controller chips.

Sales and Marketing. Sales and marketing expenses include salaries, sales commissions, benefits and travel expenses for our sales, marketing, customer service and applications engineering personnel. These expenses also include other selling and marketing expenses, such as independent manufacturer's representative commissions, advertising and tradeshow expenses. Sales and marketing expenses decreased to $42.6 million in 2001 from $49.3 million in 2000 and $25.3 million in 1999. The decrease in 2001 was primarily due to decreased commission expenses due to lower product revenues, reduction in travel expenses and a decrease in marketing expenses. The increase in 2000 was primarily due to increased salaries and payroll-related expense and increased commission expenses due to higher product revenues and increased marketing expenses. Sales and marketing expenses represented 12% of total revenues in 2001 compared to 8% in 2000 and 10% in 1999. We expect sales and marketing expenses to increase as sales of our products grow, and as we continue to develop the retail channel and brand awareness for our products.

General and Administrative. General and administrative expenses include the cost of our finance, information systems, human resources, shareholder relations, legal and administrative functions. General and administrative expenses were $17.0 million in 2001 compared to $24.8 million in 2000 and $12.6 million in 1999. The decrease in 2001 was primarily due to decreased legal fees and lower salaries and expenses associated with reduced headcount. General and administrative expenses represented 5% of total revenues in 2001 compared to 4% in 2000 and 5% in 1999. General and administrative expenses could increase in the future if we pursue litigation to defend our patent portfolio and grow our infrastructure to support our growth. See "Factors That May Affect Future Results – Risks Associated with Patents, Proprietary Rights and Related Litigation."

Restructuring Charges. In the third quarter of 2001, we adopted a plan to transfer all of our card assembly and test manufacturing operations from our Sunnyvale location to offshore subcontractors. As a result we recorded a restructuring charge of $8.5 million. The charge included $1.1 million of severance and employee related costs for a reduction in workforce of approximately 193 personnel, equipment write-off charges of $6.4 million and lease commitments of $1.0 million on a vacated warehouse facility. See Note 10 of Notes to Condensed Consolidated Financial Statements.

As a part of our plan to transfer all card assembly and test manufacturing operations to offshore subcontractors, we abandoned excess equipment and recorded a charge of $6.4 million in the third quarter of fiscal 2001.

We are attempting to sublease one warehouse building in San Jose, California. Given the current real estate market conditions in the San Jose area, we do not expect to be able to sublease this building before the end of 2003 and as a result, we recorded a charge of $1.0 million in the third quarter of 2001.

Of the $8.5 million restructuring charge, cash payments of $0.8 million were paid in 2001. After writing off certain non-cash charges, accruals of $1.7 million remain as of December 31, 2001, primarily related to severance and benefits to be paid out during fiscal 2002 and excess facility charges, which will be paid over the respective lease terms. We believe that the savings resulting from the restructuring activity will contribute to a reduction in manufacturing and operating expense levels of approximately $11.8 million in fiscal 2002.

Equity in Income of Joint Venture. In 2001, equity in income of joint ventures of $2.1 million included our share of net income from our FlashVision joint venture and losses from our DPI joint venture.

Interest Income/Expense. Interest income was $12.3 million in 2001 compared to $22.8 million in 2000 and $8.3 million in 1999. The decrease in 2001 was primarily due to a reduction in cash and investment balances resulting from cash used by operations and strategic investments in Tower Semiconductor and FlashVision. In addition, overall market interest rates were lower in 2001 due to reductions in the Federal funds rate. We expect interest income to decline and interest expense to increase in 2002 relative to 2001 due to interest expense payable on the convertible notes issued in late 2001 and early 2002 and the continuing impact of the reduction in the Federal funds rate in the fourth quarter of 2001.

Loss on Investment in Foundries. The market value of our investments in UMC and Tower Semiconductor have declined significantly due to the downturn in the economy and excess supply in the semiconductor industry. The value of our investment in UMC had declined to $194.9 million at December 31, 2001. It was determined that the decline in the market value of the investment in UMC was other than temporary, as defined by generally accepted accounting principles. We recorded a loss of $275.8 million on our UMC investment in 2001, or $166.9 million net of taxes, in accordance with Statement of Financial Accounting Standards Number 115. If the fair value of our UMC investment declines further, it may be necessary to record additional losses. In addition, in future periods, if our UMC shares are sold, there may be a gain or loss, due to fluctuations in the market value of UMC's stock.

The value of our Tower investment and wafer credits had declined to $16.6 million at December 31, 2001. It was determined that this decline was other than temporary, as defined by generally accepted accounting principles, and a loss of $20.6 million was recognized. In addition, we recorded a loss of $5.5 million on our exchange of 75% of our Tower wafer credits for 1,284,007 ordinary shares at $12.75 per share. These losses totaling $26.1 million, or $15.8 million net of tax benefit, were recorded in loss on foundry investment in 2001. If the fair value of our Tower investment declines further, it may be necessary to record additional losses.

Other Income (Loss), Net. Other Income (Loss), net was a loss of $1.0 million in 2001 compared to income of $572,000 in 2000 and income of $1.3 million in 1999. The loss in 2001 was primarily due to foreign currency transaction losses on our Yen denominated assets. Other income in 2000 and 1999 came primarily from foreign currency transaction gains.

Provision for (Benefit from) Income Taxes. Our 2001 effective tax benefit rate was approximately 33%, while our 2000 and 1999 effective tax rates were approximately 39% and 33%, respectively. Our 2001 tax benefit was generated primarily from our ability to benefit from the 2001 net operating loss, using carryback capacity along with the unrealized gain on our investment in UMC shares. The 2001 tax benefit is limited to the amount of tax refund that we will receive from our loss carryback and the amount available to offset unrealized tax gains related to the UMC investment. As of December 31, 2001, we have recorded the maximum carryback benefit available and therefore future losses may not give rise to a current tax benefit.

Our assessment of the amount of valuation allowance required will be influenced by the amount of unrealized tax gains on investments. Any increase in the mark to market value of the investments may result in the recognition of some portion of the valuation allowance. This may cause the interim tax rate to fluctuate significantly.

Liquidity and Capital Resources

At December 31, 2001, we had working capital of $415.1 million, which included $189.4 million in unrestricted cash and unrestricted cash equivalents and $105.5 million in unrestricted short-term investments, excluding our investment in UMC. Under the terms of the FlashVision lease agreements, we as guarantor are required to pledge cash and equity securities up to the full value of the outstanding lease commitments guaranteed by us. As of December 31, 2001, we had guaranteed $129.5 million of FlashVision's lease commitments and pledged $64.7 million of cash and cash equivalents and $64.7 million of our UMC equity securities. This pledged cash and cash equivalents and marketable equity securities are included in "Restricted cash and cash equivalents" and "Restricted investment in UMC" on our balance sheet.

Operating activities used $72.1 million of cash in 2001 primarily due to our net loss, an increase in deferred tax assets of $134.5 million, a decrease in accounts payable of $39.2 million, and a decrease in deferred revenue of $34.9 million. These were partially offset by cash provided by a decline in accounts receivable of $51.2 million, a reduction in inventories of $40.6 million, and an increase in other current liabilities, related party of $31.3 million. Cash provided by operations was $84.9 million 2000 and $17.0 million in 1999.

Net cash provided by investing activities was $25.1 million in 2001. Proceeds from net sales of investments of $155.5 million were partially offset by $15.0 million invested in FlashVision, our foundry joint venture with Toshiba, $42.5 million invested in Tower, $2.0 million invested in DPI, our joint venture with Photo-Me International and $26.2 million of capital equipment purchases. Net cash used in investing activities was $137.9 million in 2000 and $214.4 million in 1999.

Net cash provided by financing activities was $130.2 million in 2001, which included the $121.5 million net proceeds from the issuance of long-term convertible subordinated notes in the fourth quarter of 2001, and $8.6 million from the sale of common stock through our stock option and employee stock purchase plans. In 2000, financing activities provided $13.2 million and $328.2 million in 1999.

On December 24, 2001, we completed a private placement of $125.0 million of 4 1/2% Convertible Subordinated Notes due 2006, or Notes, and on January 10, 2002, the initial purchasers completed the exercise of their option to purchase an additional $25.0 million of Notes, for which we received net proceeds of approximately $145.9 million. Based on the aggregate principal amount at maturity of $150.0 million, the Notes provide for semi-annual interest payments of $3.4 million each on May 15 and November 15. The Notes are convertible into shares of our common stock at any time prior to the close of business on the maturity date, unless previously redeemed or repurchased, at a conversion rate of 54.2535 shares per $1,000 principal amount of the Notes, subject to adjustment in certain events. At anytime on or after November 17, 2004, we may redeem the notes in whole or in part at a specified percentage of the principal amount plus accrued interest. The debt issuance costs are being amortized over the term of the Notes using the interest method. We intend to fulfill our debt service obligations from cash generated by our operations, if any, and from our existing cash and investments. If necessary, among other alternatives, we may add lease lines of credit to finance capital expenditures and obtain other long-term debt and lines of credit. We may incur substantial additional indebtedness in the future. There can be no assurance that we will be able to meet our debt service obligations, including our obligations under the Notes.

In January 2000, the USIC foundry was merged into the UMC parent company. In exchange for our USIC shares, we received 111 million UMC shares. These shares were valued at approximately $396 million at the time of the merger, resulting in a pretax gain of $344.2 million ($203.9 million after-tax) in the first quarter of 2000. All of the UMC shares we received as a result of the merger were subject to trading restrictions imposed by UMC and the Taiwan Stock Exchange. As of December 31, 2001, the trading restrictions had expired on 66.7 million shares. The remaining 44.4 million shares will become available for sale over a two-year period beginning in January 2002. We also received 20.0 million and 22.2 million shares as stock dividends from UMC in 2001 and 2000. Due to the decline in UMC's stock price from the weakness in the semiconductor industry, the value of the Company's investment in UMC had declined to $194.9 at December 31, 2001. In 2001, it was determined that the decline in the market value of the investment was other than temporary, as defined by generally accepted accounting principles and a loss of $275.8 million, or $166.9 million net of taxes was recorded in accordance with Statement of Financial Accounting Standards Number 115. The loss was included in loss on investment in foundry. If the fair value of the UMC investment declines further, it may be necessary to record additional losses. In addition, in future periods, there may be a gain or loss due to fluctuations in the market value of UMC stock or if UMC shares are sold.

On June 30, 2000, we closed a transaction with Toshiba providing for the joint development and manufacture of 512 megabit and 1 gigabit flash memory chips and Secure Digital Card controllers. As part of this transaction, SanDisk and Toshiba formed FlashVision, a joint venture to equip and operate a silicon wafer manufacturing line at Dominion Semiconductor in Virginia. In January 2001, we invested the final $15.0 million of our $150.0 million cash commitment in FlashVision. We are obligated to guarantee one-half of all FlashVision lease amounts up to a maximum guarantee of $175.0 million. As of December 31, 2001, we had guarantee obligations in the amount of $129.5 million, with ABN AMRO Bank, N.V. as agent for a syndicate of financial institutions, on the equipment lease lines to equip FlashVision's manufacturing clean room with advanced wafer processing equipment. Although FlashVision recently terminated the ABN AMRO lease facility, as further discussed below, under the terms of the FlashVision lease agreements, we as guarantor remain at this time subject to certain financial covenants. We obtained a compliance waiver for the third quarter of 2001 and negotiated an amendment to the lease agreement which includes a modification of the covenant requirements and requires us to pledge cash and equity securities up to the full value of the outstanding guaranteed lease commitments. As of December 31, 2001, we had pleged cash of $64.7 million and UMC equity securities of $64.7 million. While these assets are pledged, they are not available to us to be used to fund operations.

In December 2001, we signed a binding memorandum of understanding, or MOU, with Toshiba under which we and Toshiba agreed to restructure our FlashVision business by consolidating our FlashVision advanced NAND wafer fabrication manufacturing operations at Toshiba's memory fabrication facility at Yokkaichi, Japan. The Yokkaichi fabrication facility, or Yokkaichi, is Toshiba's most advanced memory fabrication facility and has approximately twice the wafer fabrication capacity of Dominion. Through this consolidation, we expect Yokkaichi to provide more cost-competitive NAND flash wafers than is possible at Dominion. Under the terms of the MOU, Toshiba will transfer the FlashVision owned and leased NAND production tool-set from Dominion to Yokkaichi and has agreed to bear substantially all of the costs associated with the equipment transfers, which are expected to be completed in 2002. Once the consolidation is completed, Yokkaichi's total NAND wafer output will match the combined prior NAND capacity of Yokkaichi and Dominion. We and Toshiba contemplate that the FlashVision operation at Yokkaichi will continue essentially the same 50-50 joint venture and on essentially the same terms as we have had at Dominion in Virginia. Under our joint venture agreement, we are contractually obligated, and expect to continue to be obligated after the restructuring of our FlashVision joint venture, to purchase half of FlashVision's NAND wafer production output. In March 2002, FlashVision notified ABN AMRO that it was exercising its right of early termination under the lease facility and will repay all amounts outstanding thereunder in April 2002. We and Toshiba are currently seeking other sources of financing to replace the ABN AMRO lease facility. The transfer and qualification of the advanced fabrication equipment from Dominion, Virginia to Yokkaichi, Japan is a highly complex operation. It is quite possible that we may encounter difficulties and delays. Although the additional costs associated with these potential delays will generally be borne by Toshiba, our results of operations may suffer if this equipment transfer is not completed on time and production does not commence at Yokkaichi as planned, thereby reducing the total NAND production capacity available to us.

On July 4, 2000, we entered into a share purchase agreement to make a $75.0 million investment in Tower, in Israel, representing approximately 10% ownership of Tower. The investment is subject to the completion of certain milestones. During 2001, Tower satisfied the closing conditions of the share purchase agreement and completed the first two milestones. Under the terms of the agreement, we invested $42.5 million to purchase 1,599,931 ordinary shares and obtain wafer credits of $21.4 million. In September 2001, we agreed to convert 75% of our wafer credits to equity at a price of $12.75 per share and received an additional 1,284,007 ordinary shares. Due to the continued weakness in the semiconductor industry, the value of our Tower investment and remaining wafer credits had declined to $16.6 million at December 31, 2001. It was determined that this decline was other than temporary, as defined by generally accepted accounting principles and a loss of $20.6 million was recorded in the second half of 2001. In addition we recognized a loss of $5.5 million on the exchange of 75% of our Tower wafer credits for 1,284,007 ordinary shares at $12.75 per share. These losses totaling $26.1 million, or $15.8 million net of tax benefit were recorded in loss on foundry investment in 2001.

Under our original agreement, additional contributions by us will take the form of mandatory warrant exercises for ordinary shares at an exercise price of $30.00 per share if other milestones are met by Tower. The warrants will expire five years from the date of grant, and in the event the key milestones are not achieved, the exercise of these warrants will not be mandatory. However, in March of 2002, we modified our share purchase agreement with Tower by agreeing to advance the payments for the third and fourth milestones to April 5, 2002 and October 1, 2002, respectively. We will make these payments whether or not Tower actually achieves its previously agreed upon milestone obligations. In exchange for this and as part of the modification to the share purchase agreement, Tower has agreed that of the aggregate payment of $22.0 million represented by the third and fourth milestone payments, (i) 60% of this amount, or $13.2 million, will be applied to the issuance of additional ordinary Tower shares based on the average closing price of Tower shares on the NASDAQ in the thirty consecutive trading days preceding each payment date (but not to exceed $12.50 per share) and (ii) 40% of this amount, or $8.8 million, will be credited to our pre-paid wafer account, to be applied against orders placed with Tower's new fabrication facility, when completed. Currently, we expect Tower to supply us a portion of the ASIC controller chips used in our flash cards. We expect first wafer production to commence at the new fabrication facility in late 2002.

Tower's completion of the wafer foundry facility is dependent on its ability to obtain additional financing for the foundry construction from equity and other sources and the release of grants and approvals for changes in grant programs from the Israel government's Investment Center. If Tower is unable to obtain additional financing, complete foundry construction in a timely manner or successfully complete the development and transfer of advanced CMOS process technologies and ramp-up of production, the value of our investment in Tower will decline significantly or possibly become worthless and we may be unable to obtain the wafers needed to manufacture our products, which would harm our results of operations. In addition, the value of our investment in Tower may be adversely affected by a further deterioration of conditions in the market for foundry manufacturing services and the market for semiconductor products generally. If the fair value of the Tower investment declines further, it may be necessary to record additional losses.

On August 9, 2000, we entered into a joint venture, DPI, with PMI for the manufacture, installation, marketing, and maintenance of self-service, digital photo printing labs, or kiosks, bearing the SanDisk brand name in locations in the U.S. and Canada. Under the agreement, we and PMI will each make an initial investment of $4.0 million and secure lease financing for the purchase of the kiosks. During 2001, we invested $2.0 million in DPI. Recently, DPI has changed its business plan from 100% leasing the kiosks to customers and sharing in the photo printing revenues generated, to a mix of leasing and selling the kiosks outright. While this plan may reduce the long-term cumulative income from each kiosk, it is expected to reduce substantially DPI's requirements for lease financing. Therefore, we expect, based on the current business plan, that the total value of our lease guarantees to be below $5.0 million in 2002. PMI will manufacture the kiosks for the joint venture and will install and maintain the kiosks under contract with the joint venture. The first 30 kiosks are currently deployed in pilot programs in select retail stores in the United States, and we expect to gather actual consumer usage information to guide our future continued involvement in the DPI joint venture. DPI has experienced delays in its U.S. market rollout of the kiosks, due primarily to modifications to improve the kiosk's operation as a standalone, reliable, user-friendly photo printing device. These delays have provided opportunities for several competitors to enter the digital photo printing market with alternative products, which may offer more attractive features or lower costs than the DPI kiosks. We cannot assure you that these kiosks, if and when they are introduced, will function reliably as intended, or that they will receive favorable acceptance from consumers. If DPI is unsuccessful, our investment may become worthless, requiring us to record a loss equal to the total amount invested. We account for this investment under the equity method, and recorded a loss of $1.4 million as our share of the equity in loss of joint venture in 2001.

On November 2, 2000, we made a strategic investment of $7.2 million in Divio, Inc., or Divio. Divio is a privately-held manufacturer of digital imaging compression technology and products for future digital camcorders that will be capable of using our flash memory cards to store home video movies, replacing the magnetic tape currently used in these systems. Under the agreement, we own approximately 10% of Divio and are entitled to one board seat. A number of companies are developing compression chip products that may be superior to, or may be offered at a lower cost than the Divio chips. These competing products may render Divio's products uncompetitive and thereby significantly reduce the value of our investment in Divio.

The following summarizes our contractual obligations at December 31, 2001, and the effect such obligations are expected to have on our liquidity and cash flow in future periods (in thousands).

(in years)	Total	Less than 1	1 – 3	4 – 5	After 5
Contractual Obligations:					
Convertible subordinated notes payable (See Note 4.)	$ 125,000[1]	$ –	$ –	$ 125,000	$ –
Operating leases	10,754	2,623	4,838	3,293	–
Purchase commitments for flash memory wafers	32,500	32,500	–	–	–
Total contractual cash obligations	$ 168,254	$ 35,123	$ 4,838	$ 128,293	$ –

(1) On January 10, 2002, we sold an additional $25.0 million of the Notes pursuant to the exercise by the initial purchasers of their option.

Depending on the demand for our products, we may decide to make additional investments, which could be substantial, in assembly and test manufacturing equipment or foundry capacity to support our business in the future. We may also invest in or acquire other companies' product lines or assets. Our operating expenses may increase as a result of the need to hire additional personnel to support our sales and marketing efforts and research and development activities, including our collaboration with Toshiba for the joint development of 512 megabit and 1 gigabit flash memory chips and Sony for the joint development of the next generation Memory Stick. We believe our existing cash and cash equivalents and short-term investments will be sufficient to meet our currently anticipated working capital and capital expenditure requirements for the next twelve months.

Impact of Currency Exchange Rates

A portion of our revenues is denominated in Japanese Yen. We enter into foreign exchange forward contracts to hedge against changes in foreign currency exchange rates. At December 31, 2001, one forward contract with a notional amount of $9.8 million was outstanding. No forward contacts were outstanding at December 31, 2000. Future exchange rate fluctuations could have a material adverse effect on our business, financial condition and results of operations.

Impact of Recently Issued Accounting Standards

In June 2001, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards ("SFAS") No. 141, "Business Combinations" and No. 142, "Goodwill and Other Intangible Assets." SFAS No. 141 supersedes Accounting Principles Board ("APB") Opinion 16 "Business Combinations" and SFAS No. 38 "Accounting for Pre-acquisition Contingencies," and eliminates the pooling-of-interests method of accounting for business combinations except for qualifying business combinations that were initiated prior to July 1, 2001. SFAS No. 141 also includes new criteria to recognize intangible assets separately from goodwill. The requirements of SFAS 141 are effective for any business combination accounted for by the purchase method that is completed after June 30, 2001 (i.e., the acquisition date is July 1, 2001 or after). We did not engage in any merger or acquisition activity during the year and therefore, application of SFAS 141 is not expected to have a material impact on results of operation and financial position in 2002.

SFAS No. 142, supersedes APB Opinion No. 17, "Intangible Assets," and states that goodwill and intangible assets with indefinite lives are no longer amortized but are reviewed for impairment annually, or more frequently if impairment indicators arise. Separable intangible assets that are not deemed to have an indefinite life will continue to be amortized over their useful lives. The discontinuing of amortization provisions under SFAS No. 142 of goodwill and indefinite lived intangible assets apply to assets acquired after June 30, 2001. In addition, the impairment provisions of SFAS 142 apply to assets acquired prior to July 1, 2001 upon adoption of SFAS 142. Application of the non-amortization provisions and changes in estimated useful lives of intangibles of FAS 142 for goodwill is not expected to have a material impact on results of operation and financial position in 2002.

In October 2001, the FASB issued SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets" ("SFAS No. 144"), which supersedes SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be disposed of." The primary objectives of SFAS No. 144 is to develop one accounting model based on the framework established in SFAS No. 121 for long-lived assets to be disposed of by sale, and to address significant implementation issues. The provisions of this statement are effective for fiscal years beginning after December 15, 2001, and interim periods within those fiscal years, with early application encouraged. We are evaluating the impact of SFAS No. 144 on our financial position and results of operations.

Factors That May Affect Future Results

Our operating results may fluctuate significantly, which may adversely affect our stock price.

Our quarterly and annual operating results have fluctuated significantly in the past and we expect that they will continue to fluctuate in the future. This fluctuation is a result of a variety of factors, including the following:

- unpredictable or declining demand for our proucts;
- decline in the average selling prices of our products due to competitive pricing pressures;
- seasonality in sales of our products;
- natural disasters affecting the countries in which we conduct our business, particularly Japan, where our sole source of NAND flash memory wafer capacity will be located and, to a lesser extent, Taiwan, China and the United States;
- excess capacity of flash memory from our competitors and our own flash wafer capacity, which may cause an acceleration in the decline in our average selling prices;
- difficulty of forecasting and management of inventory levels; in particular, building a large inventory of unsold product due to non-cancelable contractual obligations to purchase materials such as flash wafers, controllers, printed circuit boards and discrete components;
- expenses related to obsolescence or devaluation of unsold inventory;
- adverse changes in product and customer mix;
- slower than anticipated market acceptance of new or enhanced versions of our products;
- competing flash memory card standards, which displace the standards used in our products;
- changes in our distribution channels;
- fluctuations in our license and royalty revenue;
- fluctuations in product costs, particularly due to fluctuations in manufacturing yields and utilization;
- availability of sufficient silicon wafer foundry capacity to meet customer demand;
- shortages of components such as capacitors and printed circuit boards required for the manufacturing of our products;
- significant yield losses, which could affect our ability to fulfill customer orders and could increase our costs;
- manufacturing flaws affecting the reliability, functionality or performance of our products, which could increase our product costs, reduce demand for our products or require product recalls;
- increased research and development expenses;
- exchange rate fluctuations, particularly the U.S. Dollar to Japanese Yen exchange rate;
- changes in general economic conditions, particularly in Japan and the European Union; and
- reduced sales to our retail customers if consumer confidence declines or economic condition worsen.

Difficulty of estimating silicon wafer needs. When we order silicon wafers from our foundries, we have to estimate the number of silicon wafers needed to fill product orders several months into the future. If we overestimate this number, we will build excess inventories, which could harm our gross margins and operating results. On the other hand, if we underestimate the number of silicon wafers needed to fill product orders, we may be unable to obtain an adequate supply of wafers, which could harm our product revenues. Because the majority of our CompactFlash, SmartMedia card, MultiMediaCard and Secure Digital card, are sold into emerging consumer markets, it has been difficult to accurately forecast future sales. In addition, bookings visibility remains low due to the current economic uncertainty in our markets. A substantial majority of our quarterly sales are currently, and have historically been, from orders received and fulfilled in the same quarter, which makes accurate forecasting very difficult. Our product order backlog may fluctuate substantially from quarter to quarter.

Variability of expense levels. Despite the significant actions we took in 2001 to align expense levels with decreased revenues, we may need to hire additional personnel in certain business areas or otherwise increase our operating expenses in the future to support our sales and marketing efforts and research and development activities. We have significant fixed costs and we cannot readily reduce these expenses over the short term. If our revenues do not increase proportionately to our operating expenses, or if revenues decrease or do not meet expectations for a particular period, our business, financial condition and results of operations will be harmed.

Variability of average selling prices and gross margins. Our product mix varies quarterly, which affects our overall average selling prices and gross margins. Our CompactFlash, SmartMedia card, MultiMediaCard and Secure Digital card products, which currently represent the majority of our product revenues, have lower average selling prices and gross margins than our higher capacity FlashDisk and FlashDrive products. We believe that sales of CompactFlash, SmartMedia card, MultiMediaCard and Secure Digital card products will continue to represent a significant percentage of our product revenues as consumer applications, such as digital cameras and digital music players, become more popular. Flash data storage markets are intensely competitive, and price reductions for our products are necessary to meet consumer price points. Due to continued oversupply in flash memory foundry capacity throughout 2001 and the economic slowdown in 2001, the decline in our average selling price per megabyte of 50% was much more severe than the 22% decrease we experienced in 2000 and we expect that price declines for our products in the next several quarters could be significant. . If we cannot reduce our product manufacturing costs in future periods to offset further price reductions, our gross margins and net profitability will suffer.

In the fourth quarter of 2001, we commenced retail sales of Memory Stick cards supplied to us under an OEM supply and purchase agreement with Sony. We cannot assure you that the gross margins on the sale of Memory Stick products will be comparable to the gross margins from the sale of our other products.

Variability of license fees and royalties. Our intellectual property strategy consists of cross-licensing our patents to other manufacturers of flash products. Under these arrangements, we earn license fees and royalties on individually negotiated terms. The timing of revenue recognition from these payments is dependent on the terms of each contract and on the timing of product shipments by the third parties. Our income from patent licenses and royalties can fluctuate significantly from quarter to quarter. A substantial portion of this income comes from royalties based on the actual sales by our licensees. Given the current market outlook for the first quarter of 2002 and beyond, sales of licensed flash products by our licensees may be substantially lower than the corresponding sales in recent quarters, which may cause a substantial drop in our royalty revenues. Because these revenues have higher gross margins than our product revenues, our overall gross margins and net income fluctuate significantly with changes in license and royalty revenues. We cannot assure you that our existing licensees will renew their licenses upon expiration, or that we will be successful in signing new licensees in the future.

Our selling prices may be affected by excess capacity in the market for flash memory products

Throughout 2001, worldwide flash memory supply exceeded customer demand, causing excess supply in the markets for our products and significant declines in average selling prices. If this situation continues in 2002, price declines for our products could continue to be significant. If we cannot reduce our product manufacturing costs to offset these reduced prices, our gross margins and net profitability will be adversely impacted.

Our business depends significantly upon consumer products

In 2001, we continued to receive more product revenue and ship more units of products for consumer electronics applications, including digital cameras and PDAs, compared to other applications. In the fourth quarter of 2001, we shipped a record number of units to the consumer market. The consumer market is intensely competitive and is more price sensitive than our other target markets. In addition, we must spend more on marketing and promotion in consumer markets to establish brand name recognition and drive demand.

A significant portion of our sales to the consumer electronics market are made to retailers and through distributors. Sales through these channels typically include rights to return unsold inventory. As a result, we do not recognize revenue until after the product has been sold through to the end user. If our distributors and retailers are not successful in this market, there could be substantial product returns, which would harm our business, financial condition and results of operations.

There is seasonality in our business

Sales of our products in the consumer electronics market may be subject to seasonality. As a result, product sales may be impacted by seasonal purchasing patterns with higher sales generally occurring in the fourth quarter of each year and followed by declines in the first quarter of the following year. In addition, in the past we have experienced a decrease in orders in the first quarter from our Japanese OEM customers primarily because most customers in Japan operate on a fiscal year ending in March and prefer to delay purchases until the beginning of their next fiscal year.

In transitioning to new processes and products, we face production and market acceptance risks

General. Successive generations of our products have incorporated semiconductor devices with greater memory capacity per chip. Two important factors have enabled us to decrease the cost per megabyte of our flash data storage products: the development of higher capacity semiconductor devices and the implementation of smaller geometry manufacturing processes. A number of challenges exist in achieving a lower cost per megabyte, including:

- lower yields often experienced in the early production of new semiconductor devices;
- manufacturing flaws with new processes including manufacturing processes at our subcontractors which may be extremely complex;
- problems with design and manufacturing of products that will incorporate these devices, which may result in delays or product recalls; and
- production delays.

Because our products are complex, we periodically experience significant delays in the development and volume production ramp up of our products. Similar delays could occur in the future and could harm our business, financial condition and results of operations.

NAND MLC flash technology. We have developed new products based on NAND MLC (Multi Level Cell) flash technology, a flash architecture designed to store two bits in each flash memory cell. High density flash memory, such as NAND MLC flash, is a complex technology that requires strict manufacturing controls and effective test screens. Problems encountered in the shift to volume production for new flash products could impact both reliability and yields, and result in increased manufacturing costs and reduced product availability. NAND MLC technology is highly complex and has not previously been successfully commercialized. We may not be able to manufacture future generations of NAND MLC products with yields sufficient to result in lower costs per megabyte. If we are unable to bring future generations of high density flash memory into full production as quickly as planned or if we experience unplanned yield or reliability problems, our revenues and gross margins will decline.

Secure Digital card products. SanDisk, along with Matsushita and Toshiba, jointly developed and jointly promote the Secure Digital card. The Secure Digital card incorporates advanced security and copyright protection features required by the emerging markets for the electronic distribution of music, video and other copyrighted works. Although the Secure Digital card is designed specifically to address the copy protection rights of the content providers, there can be no assurance that these content providers will find these measures sufficient or will agree to support them. Furthermore, despite numerous design wins, the Secure Digital card standard has been slow to develop as a major new standard and we cannot assure you that consumers will widely adopt the Secure Digital card. Conversely, broad acceptance of our Secure Digital card by consumers will likely reduce demand for our MultiMediaCard and CompactFlash card products. During 2001, we experienced a substantial decline in sales of MultiMediaCards which was not matched by a corresponding increase in sales of Secure Digital cards. See "– The success of our business depends on emerging markets and new products."

Memory Stick products. In September 2001, we signed an agreement with Sony involving their Memory Stick card format. Under the agreement, Sony will supply us a portion of their Memory Stick output for us to resell under our brand name. Sony has also agreed to purchase a portion of their NAND memory chip requirements from us provided that we meet market competitive pricing for these components. In addition, we and Sony agreed to co-develop and co-own the specifications for the next generation Memory Stick. Each of us will have all rights to manufacture and sell this new generation Memory Stick. We cannot assure you that this new business will generate substantial revenues or gross margin contributions for us. Consumers may prefer to purchase the Sony brand Memory Stick over our SanDisk brand Memory Stick. Furthermore, the second generation Memory Stick is still in the early stages of development and is not expected to generate significant sales before 2003. We cannot assure you that the second generation Memory Stick will achieve commercial success in the marketplace when it is introduced.

We are transitioning our technology to NAND-based products. The transition to NAND-based products is very complex, and requires good execution from our manufacturing, technology, quality, marketing, and sales and customer support staffs. If the current soft market conditions continue throughout 2002 and beyond, or if we are unable for any reason to achieve customer acceptance of our card products built with these NAND flash chips, we will experience a significant increase in our inventory, as we are contractually obligated, and expect to continue to be obligated after the restructuring of our FlashVision business, to purchase half of FlashVision's NAND wafer production output. This may result in inventory write offs and have a material adverse effect on our business, results of operations and financial condition.

In the third quarter of 2001, we began to purchase controller wafers from UMC and are continuing development of advanced flash memory technology utilizing the 0.15 micron technology design rules at UMC.

We depend on third party foundries for silicon wafers

All of our flash memory card products require silicon wafers, the majority of which are currently supplied by Toshiba's wafer facility at Yokkaichi, Japan, as well as UMC in Taiwan. After the restructuring of our FlashVision business, all of our NAND flash memory wafers will be supplied by Toshiba's Yokkaichi wafer facilities. If Toshiba, FlashVision and UMC are uncompetitive or are unable to satisfy these requirements, our business, financial condition and operating results may suffer. Any disruption in supply from these sources due to natural disaster, power failure, labor unrest or other causes could significantly harm our business, financial condition and results of operations.

Under the terms of our wafer supply agreements with Toshiba, FlashVision and UMC, we are obligated to provide a rolling forecast of anticipated purchase orders for the next six calendar months. Generally, the estimates for the first three months of each forecast are binding commitments. The estimates for the remaining months may only be changed by a certain percentage from the previous month's forecast. This limits our ability to react to fluctuations in demand for our products. For example, if customer demand falls below our forecast and we are unable to reschedule or cancel our wafer orders, we may end up with excess wafer inventories, which could result in higher operating expenses and reduced gross margins. Conversely, if customer demand exceeds our forecasts, we may be unable to obtain an adequate supply of wafers to fill customer orders, which could result in dissatisfied customers, lost sales and lower revenues. If we are unable to obtain scheduled quantities of wafers with acceptable price and yields from any foundry, our business, financial condition and results of operations could be harmed.

Our investment in new flash memory wafer production may result in increased expenses and fluctuations in operating results

FlashVision, L.L.C. On June 30, 2000, we closed a transaction with Toshiba providing for the joint development and manufacture of 512 megabit and 1 gigabit flash memory chips and Secure Digital card controllers. As a part of this transaction, we and Toshiba formed and contributed initial funding to FlashVision, a joint venture to equip and operate a silicon wafer manufacturing line at Dominion Semiconductor in Virginia. In January 2001, we invested the final $15.0 million of our $150.0 million cash commitment. As of December 31, 2001 we had guaranteed $129.5 million in equipment lease lines. to equip Toshiba's Dominion Semiconductor manufacturing clean room with advanced wafer processing equipment. We are obligated to guarantee a total of up to $175.0 million in equipment lease lines.

In December 2001, we and Toshiba agreed to restructure our FlashVision business and to transfer its operations to Toshiba's Yokkaichi fabrication facility in Japan. Under the terms of the MOU, Toshiba will transfer the FlashVision-owned and leased NAND production tool-set from Dominion to Yokkaichi and has agreed to bear substantially all of the costs associated with the equipment transfers, which are expected to be completed in 2002. The transfer and qualification of the advanced fabrication equipment from Dominion, Virginia to Yokkaichi, Japan is a highly complex operation. It is quite possible that we may encounter difficulties and delays. Although the additional costs associated with potential delays will be borne by Toshiba, our results of operations may suffer if this equipment transfer is not completed on-time and production does not commence at Yokkaichi as planned, thereby reducing the total NAND production capacity available to us.

We were using the new production capacity at Dominion to manufacture NAND flash memory wafers with minimum lithographic feature size of 0.16 micron . Late in 2002 we expect to start shifting a portion of our production output at Yokkaichi to 0.13 micron NAND. Such minimum feature sizes are considered today to be among the most advanced for mass production of silicon wafers. Therefore, it is difficult to predict how long it will take to achieve adequate yields, reliable operation, and economically attractive product costs based on our new designs. Introduction of new feature sizes and technologies will be subject to the same risks and uncertainties after the restructuring of our FlashVision business. We currently rely and will continue to rely on Toshiba to address these challenges. With our investments in the Dominion facility and in Toshiba's Yokkaichi facility after the restructuring of our FlashVision business, we are now and will continue to be exposed to the adverse financial impact of any delays or manufacturing problems associated with wafer production lines. Any problems or delays in volume production at the Yokkaichi fabrication facility could adversely impact our operating results in 2002 and beyond.

We incurred substantial start up expenses related to the hiring and training of manufacturing personnel, facilitizing the clean room and installing equipment at the Dominion fabrication facility. Although as a part of our agreement with Toshiba to restructure our FlashVision business we will recapture substantially all of the Dominion start-up expenses. We will incur similar start-up expenses in connection with the new Yokkaichi fabrication facility. In addition, we may not achieve the expected cost benefits of this transition until the second half of 2002, if at all. Until the transition of the Dominion tool-set is completed, we will rely solely on the current Yokkaichi fabrication facility for our NAND wafers. If we experience increased demand during this transition period, we may not be able to procure a sufficient number of wafers from Toshiba to meet this demand, which would harm our business and operating results. Under our agreement with Toshiba, we are committed to purchase 50% of the output from the Dominion fabrication facility prior to the FlashVision restructuring and from the Yokkaichi fabrication facility after the restructuring. Apart from our commitment to purchase our share of the FlashVision wafer output from Yokkaichi after the restructuring, we will also purchase NAND wafers from Toshiba's current Yokkaichi fabrication facility on a foundry relationship basis. This foundry relationship will be conducted under a firm purchase order commitment over rolling three-month periods. NAND wafers are ordered under purchase orders at market prices and cannot be cancelled. If we place purchase orders with Toshiba and our business condition deteriorates, we may end up with excess inventories of NAND wafers, which could harm our business and financial condition. We will incur start-up costs and pay our share of ongoing operating activities even if we do not utilize our full share of the new Yokkaichi output. Should customer demand for NAND flash products be less than our available supply, we may suffer from reduced revenues and increased expenses, and increased inventory of unsold NAND flash wafers, which could adversely affect our operating results. In order for us to sell NAND based CompactFlash, MultiMediaCards and Secure Digital cards, we have been developing new controllers, printed circuit boards and test algorithms because the architecture of NAND flash is significantly different from our prior NOR flash designs. Any technical difficulties or delays in the development of these elements could prevent us from taking advantage of the available NAND output and could adversely affect our results of operations.

Tower Semiconductor. On July 4, 2000, we entered into a share purchase agreement to make a $75.0 million investment in Tower Semiconductor, or Tower, in Israel, representing approximately 10% ownership of Tower. The investment is subject to the completion of certain milestones relative to the construction of a new wafer fabrication facility by Tower. During 2001, Tower satisfied the closing conditions of the share purchase agreement and completed the first two milestones. Under the terms of the agreement, we invested $42.5 million to purchase 1,599,931 ordinary shares and obtain wafer credits of $21.4 million. In September 2001, we agreed to convert 75% of our wafer credits to equity at a price of $12.75 per share and received an additional 1,284,007 ordinary shares. We expect first wafer production to commence at the new fabrication facility in late 2002. Due to the continued weakness in the semiconductor industry, the value of our Tower investment and remaining wafer credits had declined to $16.6 million on December 31, 2001. It was determined that this decline was other than temporary, as defined by generally accepted accounting principles and a loss of $20.6 million was recorded in the second half of 2001. In addition, we recognized a loss of $5.5 million on our exchange of 75% of our Tower wafer credits for ordinary shares. These losses totaling $26.1 million, or $15.8 million net of tax benefit, were recorded in loss on investment in foundry in 2001.

In March of 2002, we modified our share purchase agreement with Tower by agreeing to advance the payments for the third and fourth milestones to April 5, 2002 and October 1, 2002, respectively. We will make these payments whether or not Tower actually achieves its previously agreed upon milestone obligations. In exchange for this and as part of the modification to the share purchase agreement, Tower has agreed that of the aggregate payment of $22.0 million represented by the third and fourth milestone payments, (i) 60% of this amount, or $13.2 million, will be applied to the issuance of additional ordinary Tower shares based on the average closing price of Tower shares on the NASDAQ in the thirty consecutive trading days preceding each payment date (but not to exceed $12.50 per share) and (ii) 40% of this amount, or $8.8 million, will be credited to our pre-paid wafer account, to be applied against orders placed with Tower's new fabrication facility, when completed.

Tower's completion of the wafer foundry facility is dependent on its ability to obtain additional financing for the foundry construction from equity and other sources and the release of grants and approvals for changes in grant programs from the Israel government's Investment Center. If Tower is unable to obtain additional financing, complete foundry construction in a timely manner or is unable to successfully complete the development and transfer of advanced CMOS process technologies and ramp-up of production, the value of our investment in Tower will decline significantly or possibly become worthless and we may be unable to obtain the wafers needed to manufacture our products, which would harm our results of operations. In addition, the value of our investment in Tower may be adversely affected by a further deterioration of conditions in the market for foundry manufacturing services and the market for semiconductor products generally. If the fair value of the Tower investment declines further, we may record additional losses.

The success of our business depends on emerging markets and new products

In order for demand for our products to grow, the markets for new products that use CompactFlash, the MultiMediaCard, and Secure Digital card such as digital cameras, portable digital music players and cellular phones, must develop and grow. If sales of these products do not grow, our revenues and profit margins could be adversely impacted.

In 2001, we experienced a substantial drop in demand from our MultiMediaCard customers, which we believe is attributable to the switch by these customers to the Secure Digital card, as well as the generally soft market conditions.

The success of our new product strategy will depend upon, among other things, the following:

- our ability to successfully develop new products with higher memory capacities and enhanced features at a lower cost per megabyte;
- the development of new applications or markets for our flash data storage products;
- the adoption by the major content providers of the copy protection features offered by our Secure Digital card products;
- the extent to which prospective customers design our products into their products and successfully introduce their products; and
- the extent to which our products or technologies become obsolete or noncompetitive due to products or technologies developed by others.

512 megabit and 1 gigabit flash memory card products. On June 30, 2000, we closed a transaction with Toshiba providing for the joint development of 512 megabit and 1 gigabit flash memory chips and the manufacture of Secure Digital card controllers. As part of this venture, we and Toshiba plan to employ Toshiba's 0.16 micron and future 0.13 micron NAND flash integrated circuit manufacturing technology and SanDisk's multilevel cell flash and controller system technology. During the third quarter of 2000, we announced with Toshiba the completion of the joint development of the 512 megabit NAND flash chip employing Toshiba's 0.16 micron manufacturing process technology. We began employing the 512 megabit technology in the second half of 2001, and expect to commence shipments of cards employing the 1 gigabit technology in the first half of 2002. The development of the next generation .13 micron, 1 gigabit and 2 gigabit NAND flash memory chips is highly complex. We cannot assure you that we and Toshiba will successfully develop and bring into full production with acceptable yields and reliability these new products or the underlying technology, or that any development or production ramp will be completed in a timely or cost-effective manner. If we are not successful in any of the above, or if our cost structure is not competitive, our business, financial condition and results of operations could suffer.

We may be unable to maintain market share

During periods of excess supply in the market for our flash memory products, such as we experienced in 2001 and continue to experience, we may lose market share to competitors who aggressively lower their prices. Conversely, under conditions of tight flash memory supply, we may be unable to increase our production volumes at a sufficiently rapid rate so as to maintain our market share. Ultimately, our growth rate depends on our ability to obtain sufficient flash memory wafers and other components to meet demand. If we are unable to do so in a timely manner, we may lose market share to our competitors. Currently, we are experiencing severe price competition for our products which is adversely impacting our product gross margins and overall profitability.

Our international operations make us vulnerable to changing conditions and currency fluctuations

Political risks. Currently, the majority of our flash memory and controller wafers are produced by Toshiba in Japan and UMC in Taiwan. After the restructuring of our FlashVision business, all of our flash memory and controller wafers will be produced overseas by Toshiba and UMC. We also use third-party subcontractors in Taiwan and China for the assembly and testing of some of our card and component products. We may therefore be affected by the political, economic and military conditions in Taiwan. Taiwan is currently engaged in various political disputes with China and in the past both countries have conducted military exercises in or near the other's territorial waters and airspace. The Taiwanese and Chinese governments may escalate these disputes, resulting in an economic embargo, a disruption in shipping routes or even military hostilities. This could harm our business by interrupting or delaying the production or shipment of flash memory wafers or card products by our Taiwanese foundry and subcontractors. See "– We depend on our suppliers and third party subcontractors."

We use a third-party subcontractor in China for the assembly and testing of our CompactFlash products. As a result, our business could be harmed by the effect of political, economic, legal and other uncertainties in China. Under its current leadership, the Chinese government has been pursuing economic reform policies, including the encouragement of foreign trade and investment and greater economic decentralization. The Chinese government may not continue to pursue these policies and, even if it does continue, these policies may not be successful. The Chinese government may also significantly alter these policies from time to time. In addition, China does not currently have a comprehensive and highly developed legal system, particularly with respect to the protection of intellectual property rights. As a result, enforcement of existing and future laws and contracts is uncertain, and the implementation and interpretation of such laws may be inconsistent. Such inconsistency could lead to piracy and degradation of our intellectual property protection.

Although we do not believe the current political unrest and escalation of violence in Israel represent a major security problem for Tower since Migdal Haemek, Israel is in a relatively secure geographic location, the unrest may expand and even if it remains at current levels, could cause scheduling delays, as well as economic uncertainty, which could cause potential foundry customers to go elsewhere for their foundry business. Moreover, if U.S. military actions in Afghanistan or elsewhere, result in retaliation against Israel, Tower's fabrication facility and our engineering design center in Israel may be adversely impacted. We cannot assure you that the Tower facility will be completed or will begin production as scheduled, or that the processes needed to fabricate our wafers will be qualified at the new facility. Moreover, we cannot assure you that this new facility will be able to achieve acceptable yields or deliver sufficient quantities of wafers on a timely basis at a competitive price. Furthermore, if the current depressed business conditions for semiconductor wafers persists in 2002 and beyond, Tower may be unable to operate their new fabrication facility at an optimum capacity utilization, which would cause them to operate at a loss. In addition, while the political unrest has not yet posed a direct security risk to our engineering design center in Israel, it may cause unforeseen delays in the development of our products and may in the future pose such a direct security risk.

Economic risks. We price our products primarily in U.S. Dollars. Given the recent economic conditions in Asia and the European Union and the weakness of the Euro, Yen and other currencies relative to the U.S. Dollar, our products may be relatively more expensive in these regions, which could result in a decrease in our sales. While most of our sales are denominated in U.S. Dollars, we invoice certain Japanese customers in Japanese Yen and are subject to exchange rate fluctuations on these transactions, which could harm our business, financial condition and results of operations.

General risks. Our international business activities could also be limited or disrupted by any of the following factors:

- the need to comply with foreign government regulation;
- general geopolitical risks such as political and economic instability, potential hostilities and changes in diplomatic and trade relationships;
- natural disasters affecting the countries in which we conduct our business, particularly Japan, such as the earthquakes experienced in Taiwan in 1999 and in Japan and China in previous years;
- imposition of regulatory requirements, tariffs, import and export restrictions and other barriers and restrictions;
- longer payment cycles and greater difficulty in accounts receivable collection, particularly as we increase our sales through the retail distribution channel, and general business conditions deteriorate;
- adverse tax rules and regulations;
- weak protection of our intellectual property rights; and
- delays in product shipments due to local customs restrictions.

We depend on our suppliers and third-party subcontractors

We rely on our vendors, some of which are sole source suppliers, for several of our critical components. We do not have long-term supply agreements with some of these vendors. Our business, financial condition and operating results could be significantly harmed by delays or reductions in shipments if we are unable to develop alternative sources or obtain sufficient quantities of these components. For example, after the restructuring of our FlashVision business, we will rely on Toshiba's Yokkaichi fabrication facility for all of our flash memory wafers. Any disruption in the supply of wafers from the Yokkaichi fabrication facility would severely adversely impact our business. Until the transition of the Dominion tool-set is completed, we will rely solely on the current Yokkaichi fabrication facility for our NAND wafers. If we experience increased demand during this transition period, we may not be able to procure a sufficient number of wafers from Toshiba to meet this demand, which would harm our business and operating results.

We also rely on third-party subcontractors for a substantial portion of wafer testing, packaged memory final testing, card assembly and card testing, including Silicon Precision Industries Co., Ltd. in Taiwan and Celestica, Inc. in China. These subcontractors will also be assembling and testing a majority of our mature, high-volume products. In the fourth quarter of 2001, we completed the transfer of all of our card assembly and test manufacturing operations from our Sunnyvale location to these offshore subcontractors. We have no long-term contracts with these subcontractors and cannot directly control product delivery schedules. Any significant problems that occur at our subcontractors, or their failure to perform at the level we expect could lead to product shortages or quality assurance problems, which could increase the manufacturing costs of our products and have adverse effects on our operating results. Furthermore, we are moving to turnkey manufacturing with some of our subcontract suppliers, which may reduce our visibility and control of their inventories of purchased parts necessary to build our products.

Our markets are highly competitive

Flash memory manufacturers and memory card assemblers. We compete in an industry characterized by intense competition, rapid technological changes, evolving industry standards, declining average selling prices and rapid product obsolescence. Our competitors include many large domestic and international companies that have greater access to advanced wafer foundry capacity, substantially greater financial, technical, marketing and other resources, broader product lines and longer standing relationships with customers.

Our primary competitors include companies that develop and manufacture storage flash chips, such as Hitachi, Samsung, Micron Technology and Toshiba. In addition, we compete with companies that manufacture other forms of flash memory and companies that purchase flash memory components and assemble memory cards. Companies that manufacture socket flash, linear flash and components include Advanced Micro Devices, Atmel, Fujitsu, Intel, Macronix, Mitsubishi, Sharp Electronics and ST Microelectronics. Companies that combine controllers and flash memory chips developed by others into flash storage cards include Dane-Elec Manufacturing, Delkin Devices, Inc., Feiya Technology Corporation, Fuji, Hagiwara, I/O Data, Ingentix, Kingston Technology, Lexar Media, M-Systems, Matsushita Battery, Matsushita Panasonic, Memorex, PNY, Pretec, Silicon Storage Technology, Silicon Tek, Simple Technology, Sony Corporation, TDK Corporation, Toshiba and Viking Components.

In addition, many companies have been certified by the CompactFlash Association to manufacture and sell their own brand of CompactFlash. We believe additional manufacturers will enter the CompactFlash market in the future.

We have entered into an agreement with Matsushita and Toshiba, forming the Secure Digital Association, or SD Association, to jointly develop and promote a next generation flash memory card called the Secure Digital card. Under this agreement, royalty-bearing Secure Digital card licenses will be available to other flash memory card manufacturers, which will increase the competition for our Secure Digital card and other products. In addition, Matsushita and Toshiba have commenced selling Secure Digital cards that will compete directly with our products. While other flash card manufacturers will be required to pay the SD Association license fees and royalties, which will be shared among Matsushita, Toshiba and us, there will be no royalties or license fees payable among the three companies for their respective sales of the Secure Digital card. Thus, we will forfeit potential royalty income from Secure Digital card sales by Matsushita and Toshiba.

In addition, we and Toshiba will each separately market and sell any 512 megabit and 1 gigabit flash memory chips developed and manufactured by our joint venture, FlashVision. Accordingly, we will compete directly with Toshiba for sales of these advanced chips.

We have entered into patent cross-license agreements with several of our leading competitors including Hitachi, Intel, Lexar, Matsushita, SST, Samsung, Sharp, Sony, Toshiba and TDK. Under these agreements, each party may manufacture and sell products that incorporate technology covered by the other party's patent or patents related to flash memory devices. As we continue to license our patents to certain of our competitors, competition will increase and may harm our business, financial condition and results of operations. Currently, we are engaged in licensing discussions with several of our competitors. There can be no assurance that we will be successful in concluding licensing agreements under terms which are favorable to us, or at all.

Alternative storage media. Competing products have been introduced that promote industry standards that are different from our products including Sony's standard floppy disk used for digital storage in its Mavica digital cameras, Panasonic's Mega Storage cards, Iomega's Clik drive, a miniaturized, mechanical, removable disk drive, M-Systems' DiskOnKey, a USB-based memory device, and the Secure MultiMediaCard from Hitachi and Infineon. Each competing standard may not be mechanically and electronically compatible with our products. If a manufacturer of digital cameras or other consumer electronic devices designs in one of these alternative competing standards, our products will be eliminated from use in that product. In addition, other companies, such as Sanyo, DataPlay and Matrix Semiconductor have announced products or technologies that may potentially compete with our products.

IBM's Microdrive, a rotating disk drive in a Type II CompactFlash format competes directly with our larger capacity memory cards. M-Systems' DiskOnChip 2000 Millennium product competes against our NAND Flash Components in embedded storage applications such as set top boxes and networking appliances.

Sony has licensed its proprietary Memory Stick to us and other companies and Sony has agreed to supply us a portion of their Memory Stick output for resale under our brand name. If consumer electronics products using the Memory Stick achieve widespread use, sales of our MultiMediaCard, Secure Digital card, SmartMedia card and CompactFlash products may decline. Our MultiMediaCard products also have faced significant competition from Toshiba's SmartMedia flash cards.

Alternative flash technologies. We also face competition from products based on multilevel cell flash technology from Intel and Hitachi. These products currently compete with our NAND MLC products. Multilevel cell flash is a technological innovation that allows each flash memory cell to store two bits of information instead of the traditional single bit stored by conventional flash technology.

Furthermore, we expect to face competition both from existing competitors and from other companies that may enter our existing or future markets that have similar or alternative data storage solutions, which may be less costly or provide additional features. For example, Infineon has formed a joint venture with Saifun, an Israeli startup company, to develop a proprietary flash memory technology which will be targeted at low cost data storage applications. Price is an important competitive factor in the market for consumer products. Increased price competition could lower gross margins if our average selling prices decrease faster than our costs and could also result in lost sales.

Sales to a small number of customers represent a significant portion of our revenues.

Approximately one-half of our revenues come from a small number of customers. For example, sales to our top 10 customers accounted for approximately 49%, 48%, and 57%, respectively, of our product revenues for 2001, 2000, and 1999. In 2001 and 2000, no single customer accounted for greater than 10% of our total revenues. In 1999, revenues from one customer exceeded 10% of our total revenues. If we were to lose one of our major customers or experience any material reduction in orders from any of these customers, our revenues and operating results would suffer. Our sales are generally made by standard purchase orders rather than long-term contracts. In addition, the composition of our major customer base changes from year to year as the market demand for our customers' products changes.

Our multiple sales channels may compete for a limited number of customer sales

Web-based sales of our products today represent a small but growing portion of our overall sales. Sales on the Internet tend to undercut traditional distribution channels and may dramatically change the way our consumer products are purchased in future years. We cannot assure you that we will successfully develop the Internet sales channel or successfully manage the inherent conflict between the Internet and our traditional sales channels.

We must achieve acceptable wafer manufacturing yields

The fabrication of our products requires wafers to be produced in a highly controlled and ultra clean environment. Semiconductor companies that supply our wafers sometimes have experienced problems achieving acceptable wafer manufacturing yields. Semiconductor manufacturing yields are a function of both our design technology and the foundry's manufacturing process technology. Low yields may result from design errors or manufacturing failures. Yield problems may not be determined or improved until an actual product is made and can be tested. As a result, yield problems may not be identified until the wafers are well into the production process. The risks associated with yields are even greater because we rely exclusively on independent offshore foundries for our wafers which increases the effort and time required to identify, communicate and resolve manufacturing yield problems. If the foundries cannot achieve planned yields, we will experience higher costs and reduced product availability, which could harm our business, financial condition and results of operations.

In addition, we cannot assure you that the Yokkaichi fabrication facilities will produce satisfactory quantities of wafers with acceptable prices, reliability and yields. Any failure in this regard could materially harm our business, financial condition and results of operations. During the transition from the Dominion fabrication facility to the new Yokkaichi fabrication facility, when we will be solely reliant on the current Yokkaichi fabrication facility for our NAND wafers, any such failure will be particularly harmful to us as we will not have an alternate source of supply. In addition, we have no experience in operating a wafer manufacturing line and we intend to rely on the existing manufacturing organizations at the Yokkaichi fabrication facilities. The new Yokkaichi fabrication facility will be tasked to "copy exactly" the same manufacturing flow employed by Toshiba in its existing Yokkaichi fabrication facility but we cannot assure you that they will be successful in manufacturing these advanced NAND flash products on a cost-effective basis or at all.

Risks associated with patents, proprietary rights and related litigation

General. We rely on a combination of patents, trademarks, copyright and trade secret laws, confidentiality procedures and licensing arrangements to protect our intellectual property rights. In the past, we have been involved in significant disputes regarding our intellectual property rights and claims that we may be infringing third parties' intellectual property rights. We expect that we may be involved in similar disputes in the future. We cannot assure you that:

- any of our existing patents will not be invalidated;
- patents will be issued for any of our pending applications;
- any claims allowed from existing or pending patents will have sufficient scope or strength;
- our patents will be issued in the primary countries where our products are sold in order to protect our rights and potential commercial advantage; or
- any of our products do not infringe on the patents of other companies.

In addition, our competitors may be able to design their products around our patents.

We intend to vigorously enforce our patents but we cannot be sure that our efforts will be successful. If we were to have an adverse result in any litigation, we could be required to pay substantial damages, cease the manufacture, use and sale of infringing products, expend significant resources to develop non-infringing technology, discontinue the use of certain processes or obtain licenses to the infringing technology. Any litigation is likely to result in significant expense to us, as well as divert the efforts of our technical and management personnel.

Cross-licenses and indemnification obligations. If we decide to incorporate third party technology into our products or if we are found to infringe on others' intellectual property, we could be required to license intellectual property from a third party. We may also need to license some of our intellectual property to others in order to enable us to obtain cross-licenses to third party patents. Currently, we have patent cross-license agreements with several companies, including Hitachi, Intel, Lexar, Matsushita, SST, Samsung, Sharp, Smartdisk, Sony, TDK and Toshiba and we are in discussions with other companies regarding potential cross-license agreements. We cannot be certain that licenses will be offered when we need them, or that the terms offered will be acceptable. If we do obtain licenses from third parties, we may be required to pay license fees or royalty payments. In addition, if we are unable to obtain a license that is necessary to the manufacture of our products, we could be required to suspend the manufacture of products or stop our wafer suppliers from using processes that may infringe the rights of third parties. We cannot assure you that we would be successful in redesigning our products or that the necessary licenses will be available under reasonable terms, or that our existing licensees will renew their licenses upon expiration, or that we will be successful in signing new licensees in the future.

We have historically agreed to indemnify various suppliers and customers for alleged patent infringement. The scope of such indemnity varies, but may, in some instances, include indemnification for damages and expenses, including attorney's fees. We may periodically engage in litigation as a result of these indemnification obligations. We are not currently engaged in any such indemnification proceedings. Our insurance policies exclude coverage for third party claims for patent infringement. Any future obligation to indemnify our customers or suppliers could harm our business, financial condition or results of operations.

Litigation risks associated with our intellectual property. Litigation is subject to inherent risks and uncertainties that may cause actual results to differ materially from our expectations. Factors that could cause litigation results to differ include, but are not limited to, the discovery of previously unknown facts, changes in the law or in the interpretation of laws, and uncertainties associated with the judicial decision-making process. Furthermore, parties that we have sued and that we may sue for patent infringement may countersue us for infringing their patents.

On or about August 3, 2001, the Lemelson Medical, Education & Research Foundation, or Lemelson Foundation, filed a complaint for patent infringement against us and four other defendants. The suit, captioned Lemelson Medical, Education, & Research Foundation, Limited Partnership vs. Broadcom Corporation, et al., Civil Case No. CIV01 1440PHX HRH, was filed in the United States District Court, District of Arizona. On November 13, 2001, the Lemelson Foundation filed an Amended Complaint, which made the same substantive allegations against us but named more than twenty-five additional defendants. The Amended Complaint alleges that we, and the other defendants, have infringed certain patents held by the Lemelson Foundation pertaining to bar code scanning technology. By its complaint, the Lemelson Foundation requests that we be enjoined from our allegedly infringing activities and seeks unspecified damages. On February 4, 2002, we filed an answer to the amended complaint, wherein we alleged that we do not infringe the asserted patents, and further contend that the patents are not valid or enforceable.

On October 15, 2001, we filed a complaint for patent infringement in the United States District Court for the Northern District of California against Micron Technology, Inc., or Micron. In the suit, captioned SanDisk Corp. v. Micron Technology, Inc., Civil No. CV 01-3855 CW, the complaint seeks damages and an injunction against Micron for making, selling, importing or using flash memory cards that infringe our U.S. Patent No. 6,149,316. On February 15, 2002, Micron answered the complaint, denied liability, and counterclaimed seeking a declaration that the patent in suit is not infringed, is invalid, and is unenforceable.

On October 31, 2001, we filed a complaint for patent infringement in the United States District Court for the Northern District of California against Memorex Products,

Inc., Pretec Electronics Corporation, Ritek Corporation and Power Quotient International Co., Ltd. In the suit, captioned SanDisk Corp. v. Memorex Products, Inc., et. al., Civil No. CV 01-4063 VRW, we seek damages and injunctions against these companies from making, selling, importing or using flash memory cards that infringe our U.S. patent No. 5,602,987 or the '987 Patent. Defendants Memorex, Pretec and Ritek have filed answers denying the allegations. We filed a motion for a preliminary injunction in the suit to enjoin Memorex, Pretec and Ritek from making, selling, importing or using flash memory cards that infringe our '987 Patent prior to the trial on the merits. This preliminary injunction motion is scheduled for hearing on April 11, 2002.

On November 30, 2001, we filed a complaint for patent infringement in the United States District Court for the Northern District of California against Power Quotient International - USA Inc, or PQI-USA. In the suit, captioned SanDisk Corp. v. Power Quotient International - USA Inc., Civil No. C 01-21111, we seek damages and an injunction against PQI-USA from making, selling, importing or using flash memory cards that infringe our U.S. patent No. 5,602,987. The PQI-USA complaint and litigation are related to the October 31, 2001 litigation referred to above. The products at issue in the PQI-USA case are identical to those charged with infringement in the October 31, 2001 litigation. On December 21, 2001, PQI-USA filed an answer to the complaint denying the allegations, which included a counter claim for a declaratory judgment of non-infringement and invalidity of our '987 Patent. We have motioned for a preliminary injunction in the suit to enjoin PQI-USA from making, selling, importing or using flash memory cards that infringe our '987 Patent prior to the trial on the merits. This preliminary injunction motion is scheduled for hearing on April 8, 2002.

On or about March 5, 2002, Samsung Electronics Co., Ltd., or Samsung, filed a patent infringement lawsuit against us in the United States District Court for the Eastern District of Texas. The lawsuit alleges that we infringe four Samsung United States patents, Nos. 5,473,563; 5,514,889; 5,546,341 and 5,642,309, and seeks a preliminary and permanent injunction against unnamed products of ours, as well as damages, attorney's fees and cost of the lawsuit.

Rapid growth may strain our operations

Despite actions we took in 2001 to align expense levels with decreased revenues, we must continue to hire, train, motivate and manage our employees to accommodate future growth. In the past, we have experienced difficulty hiring the necessary engineering, sales and marketing personnel to support our growth. In addition, we must make a significant investment in our existing internal information management systems to support increased manufacturing, as well as accounting and other management related functions. Our systems, procedures and controls may not be adequate to support rapid growth, which could in turn harm our business, financial condition and results of operations.

Terrorist attacks and threats, and government responses thereto, may negatively impact all aspects of our operations, revenues, costs and stock price

The recent terrorist attacks in the United States, the U.S. retaliation for these attacks and the related decline in consumer confidence and continued economic weakness have had a substantial adverse impact on our retail sales. If consumer confidence does not recover, our revenues and results of operations may be adversely impacted in the first quarter of 2002 and beyond.

In addition, any similar future events may disrupt our operations or those of our customers and suppliers and may affect the availability of materials needed to manufacture our products or the means to transport those materials to manufacturing facilities and finished products to customers. In addition, these events have had and may continue to have an adverse impact on the U.S. and world economy in general and consumer confidence and spending in particular, which could harm our sales. Any of these events could increase volatility in the U.S. and world financial markets which could harm our stock price and may limit the capital resources available to us and our customers or suppliers. This could have a significant impact on our operating results, revenues and costs and may result in increased volatility in the market price of our common stock.

Our success depends on key personnel, including our executive officers, the loss of whom could disrupt our business

Our success greatly depends on the continued contributions of our senior management and other key research and development, sales, marketing and operations personnel, including Dr. Eli Harari, our founder, President and Chief Executive Officer. Our success will also depend on our ability to recruit additional highly skilled personnel. We cannot assure you that we will be successful in hiring or retaining such key personnel, or that any of our key personnel will remain employed with us.

Anti-takeover provisions in our charter documents, stockholder rights plan and in Delaware law could prevent or delay a change in control and, as a result, negatively impact our stockholders

We have taken a number of actions that could have the effect of discouraging a takeover attempt. For example, we have adopted a stockholder rights plan that would cause substantial dilution to a stockholder, and substantially increase the cost paid by a stockholder, who attempts to acquire us on terms not approved by our board of directors. This could prevent us from being acquired. In addition, our certificate of incorporation grants the board of directors the authority to fix the rights, preferences and privileges of and issue up to 4,000,000 shares of preferred stock without stockholder action. Although we have no present intention to issue shares of preferred stock, such an issuance could have the effect of making it more difficult and less attractive for a third party to acquire a majority of our outstanding voting stock. Preferred stock may also have other rights, including economic rights senior to our common stock that could have a material adverse effect on the market value of our common stock. In addition, we are subject to the anti-takeover provisions of Section 203 of the Delaware General Corporation Law. This section provides that except in certain limited circumstances a corporation shall not engage in any business combination with any interested stockholder during the three-year period following the time that such stockholder becomes an interested stockholder. This provision could have the effect of delaying or preventing a change of control of SanDisk.

Our stock price has been, and may continue to be, volatile

The market price of our stock has fluctuated significantly in the past and is likely to continue to fluctuate in the future. For example, in the 12 months ending December 31, 2001, our stock price fluctuated significantly from a low of $8.61 to a high of $48.69. We believe that such fluctuations will continue as a result of future announcements concerning us, our competitors or principal customers regarding technological innovations, new product introductions, governmental regulations, litigation or changes in earnings estimates by analysts. In addition, in recent years the stock market has experienced significant price and volume fluctuations and the market prices of the securities of high technology and semiconductor companies have been especially volatile, often for reasons outside the control of the particular companies. These fluctuations as well as general economic, political and market conditions may have an adverse affect on the market price of our common stock.

Our Digital Portal Inc., or DPI, joint venture has an unproven product and an untested market

DPI has experienced delays in its U.S. market rollout of its photo printing kiosks, due primarily to modifications to improve the kiosk's operation as a standalone, reliable, user-friendly photo printing device. We cannot assure you that these kiosks, if and when they are introduced will function reliably as intended, or that they will receive favorable acceptance from consumers in a reasonable period of time. If DPI is unsuccessful, our financial results may be harmed.

We have substantially increased our indebtedness.

On December 24, 2001, we completed a private placement of $125.0 million of 4 _% Convertible Subordinated Notes due 2006, or Notes, and on January 10, 2002, we sold an additional $25.0 million of the Notes pursuant to the exercise by the initial purchasers of their option. As a result, we incurred $150.0 million aggregate principal amount of additional indebtedness, substantially increasing our ratio of debt to total capitalization. While the notes are outstanding, we will have debt service obligations on the notes of approximately $6.8 million per year in interest payments. If we are unable to generate sufficient cash to meet these obligations and must instead use our existing cash or investments, we may have to reduce, curtail or terminate other activities of our business.

We intend to fulfill our debt service obligations from cash generated by our operations, if any, and from our existing cash and investments. If necessary, among other alternatives, we may add lease lines of credit to finance capital expenditures and obtain other long-term debt and lines of credit. We may incur substantial additional indebtedness in the future. The level of our indebtedness, among other things, could:

- require the dedication of a substantial portion of any cash flow from our operations to service our indebtedness, thereby reducing the amount of cash flow available for other purposes, including working capital, capital expenditures and general corporate purposes;
- make it difficult for us to obtain any necessary future financing for working capital, capital expenditures, debt service requirements or other purposes;
- cause us to use a significant portion of our cash and cash equivalents or possibly liquidate other assets to repay the total principal amount due under the Notes and our other indebtedness if we were to default under the Notes or our other indebtedness;
- limit our flexibility in planning for, or reacting to changes in, our business and the industries in which we complete;
- place us at a possible competitive disadvantage with respect to less leveraged competitors and competitors that have better access to capital resources; and
- make us more vulnerable in the event of a further downturn in our business.

There can be no assurance that we will be able to meet our debt service obligations, including our obligations under the Notes.

In 2000, we entered into a joint venture agreement with Toshiba, under which we formed FlashVision. We agreed to guarantee one-half of all FlashVision lease amounts up to a maximum guarantee of $175.0 million. As of December 31, 2001, we had guarantee obligations in the amount of $129.5 million in favor of ABN AMRO Bank N.V., as agent for a syndicate of financial institutions on the equipment lease lines to equip FlashVision. This guarantee constitutes senior indebtedness under the Notes. In March 2002, FlashVision notified ABN AMRO that it was exercising its right of early termination under the lease facility and will repay all amounts outstanding thereunder in April 2002. We and Toshiba are currently seeking other sources of financing to replace the ABN AMRO lease facility.

However, under the terms of the FlashVision lease agreements, we as guarantor remain at this time subject to certain financial covenants. We obtained a compliance waiver for the third quarter of 2001 and negotiated an amendment to the lease agreement which includes a modification of the covenant requirements and required us to pledge cash and equity securities up to the full value of the outstanding guaranteed lease commitments beginning in the fourth quarter of 2001. As of December 31, 2001, we had guaranteed $129.5 million of FlashVision's lease commitments and pledged $64.7 million of cash and cash equivalents and $64.7 million of our UMC equity securities.

If, in connection with the restructuring of our FlashVision business and the early termination of the ABN AMRO lease facility, we and Toshiba are unable to refinance the existing ABN AMRO lease facility, we may use a portion of the proceeds from the Notes to repay these obligations. This would result in the diversion of resources from other important areas of our business and could significantly harm our business, financial condition and results of operations. We cannot assure you that we will be successful in replacing FlashVision's lease facility.

We may not be able to satisfy a fundamental change offer under the indenture governing the Notes.

The indenture governing the Notes contains provisions that apply to a fundamental change. A fundamental change as defined in the indenture would occur if we were to be acquired for consideration other than cash or securities traded on a major U.S. securities market. If someone triggers a fundamental change, we may be required to offer to purchase the Notes with cash. This would result in the diversion of resources from other important areas of our business and could significantly harm our business, financial condition and results of operations.

If we have to make a fundamental change offer, we cannot be sure that we will have enough funds to pay for all the Notes that the holders could tender. Our failure to redeem tendered notes upon a fundamental change would constitute a default under the indenture, which would constitute a default under the ABN AMRO Bank N.V. guarantee and might constitute a default under the terms of our other indebtedness, which would significantly harm our business and financial condition.

We may not be able to pay our debt and other obligations.

If our cash flow is inadequate to meet our obligations, we could face substantial liquidity problems. If we are unable to generate sufficient cash flow or otherwise obtain funds necessary to make required payments on the Notes or our other indebtedness, we would be in default under the terms thereof, which would permit the holders of the Notes to accelerate the maturity of the Notes and also could cause defaults under our other indebtedness. Any such default would harm our business, prospects, financial condition and operating results. In addition, we cannot assure you that we would be able to repay amounts due in respect of the Notes if payment of the Notes were to be accelerated following the occurrence of any other event of default as defined in the indenture governing the Notes. Moreover, we cannot assure that we will have sufficient funds or will be able to arrange for financing to pay the principal amount due on the Notes at maturity

We may need additional financing, which could be difficult to obtain.

We currently expect that our existing cash and investment balances, cash generated from operations and the proceeds from the sale of the Notes will be sufficient to meet our cash requirements to fund operations and expected capital expenditures at least through 2002. However, in the event we need to raise additional funds during that time period or in future periods, we cannot be certain that we will be able to obtain additional financing on favorable terms, if at all. From time to time, we may decide to raise additional funds through public or private debt or equity financings to fund our activities. If we issue additional equity securities, our stockholders will experience additional dilution and the new equity securities may have rights, preferences or privileges senior to those of existing holders of common stock or debt securities. In addition, if we raise funds through debt financing, we will have to pay interest and may be subject to restrictive covenants, which could harm our business. If we cannot raise funds on acceptable terms, if and when needed, we may not be able to develop or enhance our products, take advantage of future opportunities, grow our business or respond to competitive pressures or unanticipated industry changes, any of which could have a negative impact on our business.

The Notes and other indebtedness have rights senior to those of our current stockholders.

In the event of our bankruptcy, liquidation or reorganization or upon acceleration of the Notes due to an event of default under the indenture and in certain other events, our assets will be available for distribution to our current stockholders only after all senior indebtedness, including the amount we have guaranteed on behalf of FlashVision and obligations under the Notes, have been paid in full. As a result, there may not be sufficient assets remaining to make any distributions to our stockholders.

Qualitative and Quantitative Disclosures about Market Risk

We are exposed to financial market risks, including changes in interest rates, foreign currency exchange rates and marketable equity security prices. To mitigate some of these risks, we utilize currency forward contracts. We do not use derivative financial instruments for speculative or trading purposes, and no significant derivative financial instruments were outstanding at December 31, 2001.

Interest Rate Risk. Our exposure to market risk for changes in interest rates relates primarily to our investment portfolio. The primary objective of our investment activities is to preserve principal while maximizing yields without significantly increasing risk. This is accomplished by investing in widely diversified short-term investments, consisting primarily of investment grade securities, substantially all of which either mature within the next twelve months or have characteristics of short-term investments. A hypothetical 50 basis point increase in interest rates would result in an approximate $429,000 decline (less than 0.5%) in the fair value of our available-for-sale debt securities.

Foreign Currency Risk. A substantial majority of our revenue, expense and capital purchasing activity are transacted in U.S. dollars. However, we do enter into transactions in other currencies, primarily the Japanese Yen. To protect against reductions in value and the volatility of future cash flows caused by changes in foreign exchange rates, we have established a hedging program. Currency forward contracts are utilized in this hedging program. Our hedging program reduces, but does not always entirely eliminate, the impact of foreign currency exchange rate movements. An adverse change of 10% in exchange rates would result in a decline in income before taxes in 2001 of approximately $256,000.

Market Risk. We also hold available-for-sale equity securities in our short-term investment portfolio and equity investments in semiconductor wafer manufacturing companies. A reduction in prices of 10% of these marketable equity securities would result in a decrease in the fair value of our investments in marketable equity securities of approximately $17 million. As of December 31, 2001, we had net unrealized gains on short-term equity securities totaling $96.8 million which were included in other comprehensive income. These unrealized gains include an unrealized gain of $95.8 million on the appreciation in value of our investment in UMC. The market value of our investment in UMC has fluctuated significantly in the past and may decline in the future due to downturns in the semiconductor industry, declines in demand for UMC's products or unfavorable economic conditions. If we sell UMC shares in future periods, we may recognize a gain or loss due to fluctuations in its market value of UMC stock.

All of the potential changes noted above are based on sensitivity analysis performed on our financial position at December 31, 2001. Actual results may differ materially.

Consolidated Balance Sheets

(In thousands, except share and per share amounts)

December 31,	2001	2000
Assets		
Current assets:		
Cash and cash equivalents	$ 189,499	$ 106,277
Short-term investments	105,501	260,462
Investment in foundries	105,364	112,854
Accounts receivable, net of allowance for doubtful accounts of $4,919 in 2001 and $5,010 in 2000	45,223	96,405
Inventories	55,968	96,600
Tax refund receivable	28,473	-
Prepaid expenses and other current assets	12,129	17,709
Total current assets	542,157	690,307
Restricted cash and cash equivalents	64,734	-
Property and equipment, net	33,730	41,095
Investment in foundries	41,380	197,688
Restricted investment in UMC	64,734	-
Investment in FlashVision	153,168	134,730
Deferred tax asset	18,842	-
Deposits and other non-current assets	13,603	37,087
Total assets	$ 932,348	$ 1,100,907
Liabilities and Stockholders' Equity		
Current liabilities:		
Accounts payable	$ 19,938	$ 59,179
Accounts payable to related parties	24,008	7,933
Accrued payroll and related expenses	5,279	16,215
Income taxes payable	7,361	16,427
Deferred tax liability	18,842	-
Research & development liability, related party	15,256	-
Other accrued liabilities	20,571	13,863
Deferred revenue	15,806	50,740
Total current liabilities	127,061	164,357
Convertible subordinated notes payable	125,000	-
Long-term liabilities, related parties	4,908	3,492
Deferred taxes and other liabilities	-	70,000
Total liabilities	256,969	237,849
Stockholders' equity:		
Preferred stock, $0.001 par value		
Authorized shares: 4,000,000		
Issued: none	-	-
Common stock, $0.001 par value		
Authorized shares: 400,000,000		
Issued and outstanding: 68,464,000 in 2001 and 67,464,000 in 2000	68	67
Capital in excess of par value	580,363	566,934
Retained earnings	48,525	346,469
Accumulated other comprehensive income (loss)	46,423	(50,412)
Total stockholders' equity	675,379	863,058
Total liabilities and stockholders' equity	$ 932,348	$ 1,100,907

See accompanying notes.

Consolidated Statements of Operations

(In thousands, except per share data) Years Ended December 31,	2001	2000	1999
Revenues			
Product	$ 316,867	$ 526,359	$ 205,770
License and royalty	49,434	75,453	41,220
Total revenues	366,301	601,812	246,990
Cost of revenues	392,293	357,017	152,143
Gross profits (losses)	(25,992)	244,795	94,847
Operating expenses			
Research and development	58,931	46,057	26,883
Sales and marketing	42,576	49,286	25,294
General and administrative	16,981	24,786	12,585
Restructuring	8,510	–	–
Total operating expenses	126,998	120,129	64,762
Operating income (loss)	(152,990)	124,666	30,085
Equity in income of joint venture	2,082	–	–
Interest income/expense	12,266	22,786	8,280
Gain (loss) on investment in foundry	(302,293)	344,168	–
Other income (loss), net	(1,009)	572	1,261
Income (loss) before taxes	(441,944)	492,192	39,626
Provision for (benefit from) income taxes	(144,000)	193,520	13,076
Net income (loss)	$ (297,944)	$ 298,672	$ 26,550
Net income (loss) per share			
Basic	$ (4.37)	$ 4.47	$ 0.48
Diluted	$ (4.37)	$ 4.11	$ 0.43
Shares used in computing net income per share			
Basic	68,148	66,861	55,834
Diluted	68,148	72,651	61,433

See accompanying notes.

Consolidated Statements of Stockholders' Equity

(In thousands)	Common Stock Shares	Common Stock Amount	Capital In Excess of Par Value	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Total Stockholders' Equity
Balance at December 31, 1998	53,256	$ 54	$ 186,066	$ 21,247	$ 471	$ 207,838
Net income	–	–	–	26,550	–	26,550
Unrealized loss on available for sale securities	–	–	–	–	(272)	(272)
Comprehensive income						26,278
Exercise of stock options for cash	1,766	2	6,107	–	–	6,109
Issuance of stock pursuant to employee stock purchase plan	268	–	1,807	–	–	1,807
Net exercise of common stock warrants	58	–	–	–	–	–
Sale of common stock, net of issuance costs	9,900	9	320,277	–	–	320,286
Income tax benefit from stock options exercised	–	–	9,809	–	–	9,809
Balance at December 31, 1999	65,248	65	524,066	47,797	199	572,127
Net income	-	–	–	298,672	–	298,672
Unrealized loss on available for sale securities	–	–	–	–	(343)	(343)
Unrealized loss on investments	–	–	–	–	(50,268)	(50,268)
Comprehensive income						248,061
Exercise of stock options for cash	2,147	2	10,370	–	–	10,372
Issuance of stock pursuant to employee stock purchase plan	69		2,815	–	–	2,815
Sale of common stock, net of issuance costs	–	–	425	–	–	425
Income tax benefit from stock options exercised	–	–	29,258	–	–	29,258
Balance at December 31, 2000	67,464	67	566,934	346,469	(50,412)	863,058
Net loss	–	–	–	(297,944)		(297,944)
Unrealized gain on available for sale securities	–	–	–	–	908	908
Unrealized gain on investments					95,927	95,927
Comprehensive loss						(201,109)
Exercise of stock options for cash	831	1	4,766	–	–	4,767
Issuance of stock pursuant to employee stock purchase plan	169	–	3,863			3,863
Income tax benefit from stock options exercised	–	–	4,800	–	–	4,800
Balance at December 31, 2001	68,464	$ 68	$ 580,363	$ 48,525	$ 46,423	$ 675,379

See accompanying notes.

Consolidated Statements of Cash Flows

((In thousands)) Years Ended December 31,	2001	2000	1999
Cash flows from operating activities:			
Net income (loss)	$ (297,944)	$ 298,672	$ 26,550
Adjustments to reconcile net income (loss) to net cash provided by operating activities:			
Deferred taxes	(134,483)	114,501	(1,100)
(Gain) loss on investment in foundry	302,293	(344,168)	–
Depreciation	20,548	15,928	7,145
Equity in net income of joint ventures	(2,082)	–	–
Non-cash portion of restructuring charge	6,383	–	–
Loss on disposal of equipment	7,013	1,013	–
Compensation related to modification of stock option terms	–	425	–
Changes in assets and liabilities:			
Accounts receivable	51,182	(47,477)	(31,221)
Income tax refund receivable	(28,473)	–	–
Inventories	40,632	(60,921)	(26,757)
Prepaid expenses and other current assets	6,179	(4,531)	2,931
Deposits and other assets	6,964	(3,545)	(5,721)
Accounts payable	(39,241)	36,378	23,796
Accrued payroll and related expenses	(10,936)	7,956	4,491
Income taxes payable	(4,266)	39,842	10,984
Other current liabilities, related party	31,331	–	–
Other accrued liabilities	6,352	5,937	3,934
Deferred revenue	(34,934)	21,357	1,931
Other non-current liabilities, related party	1,416	3,485	–
Total adjustments	225,878	(213,820)	(9,587)
Net cash provided by (used in) operating activities	(72,066)	84,852	16,963
Cash flows from investing activities:			
Purchases of short-term investments	(224,659)	(593,146)	(332,379)
Proceeds from short-term investments	380,207	643,734	139,391
Acquisition of property and equipment	(26,223)	(26,586)	(21,391)
Investment in FlashVision	(14,970)	(134,730)	–
Investment in equity securities	(44,498)	(7,200)	–
Deposit in escrow account for investment in equity securities	20,004	(20,004)	–
Restricted cash	(64,734)	–	–
Net cash provided by (used in) investing activities	25,127	(137,932)	(214,379)
Cash flows from financing activities:			
Net proceeds from issuance of convertible subordinated notes	121,531	–	–
Sale of common stock and warrants	8,630	13,187	328,202
Net cash provided by financing activities	130,161	13,187	328,202
Net increase (decrease) in cash and cash equivalents	83,222	(39,893)	130,786
Cash and cash equivalents at beginning of year	106,277	146,170	15,384
Cash and cash equivalents at end of year	$ 189,499	$ 106,277	$ 146,170
Supplemental disclosure of cash flow information:			
Cash paid for income taxes	13,962	37,260	4,306

See accompanying notes.

Notes to Consolidated Financial Statements

Note 1:

Organization and Summary of Significant Accounting Policies

Organization and Nature of Operations

SanDisk Corporation (the Company) was incorporated in Delaware on June 1, 1988, to design, manufacture, and market industry-standard, solid-state mass storage products using proprietary, high-density flash memory technology. The Company operates in one segment and serves customers in the consumer electronics, industrial, communications and highly portable computing markets. Principal geographic markets for the Company's products include the United States, Japan, Europe and the Far East.

Supplier and Customer Concentrations

A limited number of customers historically have accounted for a substantial portion of the Company's revenues. Sales to our top 10 customers accounted for approximately 49%, 48%, and 57%, respectively, of our product revenues for the fiscal years ended December 31, 2001, 2000, and 1999. In 2001 and 2000, no single customer accounted for more than 10% of total revenues. In 1999, revenues from one customer exceeded 10% of total revenues. Sales of the Company's products will vary as a result of fluctuations in market demand. Further, the flash data storage markets in which the Company competes are characterized by rapid technological change, evolving industry standards, declining average selling prices and rapid technological obsolescence.

Certain of the raw materials used by the Company in the manufacture of its products are available from a limited number of suppliers. All of the Company's products require silicon wafers. The majority of the Company's flash memory wafers are currently supplied by the Company's FlashVision joint venture with Toshiba. After the restructuring of the FlashVision joint venture, all of the Company's NAND flash memory wafers will be supplied by Toshiba's wafer facility in Yokkaichi, Japan. In the third quarter of 2001, the Company began to purchase controller wafers from UMC and is continuing development of advanced flash memory technology utilizing the 0.15 micron technology design rules at UMC. The Company is dependent on its foundries to allocate to the Company a portion of their foundry capacity sufficient to meet the Company's needs, to produce wafers of acceptable quality and with acceptable manufacturing yields and to deliver those wafers to the Company on a timely basis. On occasion, the Company has experienced difficulties in each of these areas. Under the Company's joint venture agreement with Toshiba, the Company is committed to purchase 50% of FlashVision's wafer output from the Dominion, Virginia fabrication facility prior to the FlashVision restructuring and from the Yokkaichi fabrication facility after the restructuring.

Under the terms of the Company's wafer supply agreements, the Company is obligated to provide a monthly rolling forecast of anticipated purchase orders. Except in limited circumstances and subject to acceptance by the foundries, the estimates for the first three months of each forecast constitute a binding commitment and the estimates for the remaining months may not increase or decrease by more than a certain percentage from the previous month's forecast. These restrictions limit the Company's ability to react to significant fluctuations in demand for its products. As a result, the Company has not been able to match its purchases of wafers to specific customer orders, and therefore the Company has taken write downs for potential excess inventory purchased prior to the receipt of customer orders and may be required to do so in the future. These adjustments decrease gross margins in the quarter reported and have resulted, and could in the future result in fluctuations in gross margins on a quarter to quarter basis. To the extent the Company inaccurately forecasts the number of wafers required, it may have either a shortage or an excess supply of wafers, either of which could have a material adverse effect on the Company's business, financial condition and results of operations. Additionally, if the Company is unable to obtain scheduled quantities of wafers from any foundry with acceptable yields, the Company's business, financial condition and results of operations could be negatively impacted.

In addition, certain key components are purchased from single source vendors for which alternative sources are currently not available. Shortages could occur in these essential materials due to an interruption of supply or increased demand in the industry. If the Company were unable to procure certain of such materials, it would be required to reduce its manufacturing operations which could have a material adverse effect upon its results of operations. We also rely on third-party subcontractors to assemble and test the memory components for our products. We have no long-term contracts with these subcontractors and cannot directly control product delivery schedules. This could lead to product shortages or quality assurance problems that could increase the manufacturing costs of our products and have adverse effects on our operating results.

Basis of Presentation

The Company's fiscal year ends on the Sunday closest to December 31. Fiscal year 2001 ended on December 30, 2001 and was 52 weeks in length. Fiscal year 2000 ended on December 31, 2000 and was 52 weeks in length. Fiscal year 1999 ended on January 2, 2000 and was 53 weeks in length. For ease of presentation, the accompanying financial statements have been shown as ending on the last day of the calendar month.

Principles of Consolidation

The consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries. All significant intercompany balances and transactions have been eliminated.

Critical Accounting Policies & Estimates

The Company's consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States. The preparation of these financial statements requires the Company to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses, and related disclosure of contingent liabilities. On an on-going basis, the Company evaluates its estimates, including those related to customer programs and incentives, product returns, bad debts, inventories, investments, income taxes, warranty obligations, restructuring, and contingencies and litigation. The Company bases its estimates on historical experience and on various other assumptions that it believes to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions.

Revenue Recognition. The company recognizes net revenues when the earnings process is complete, as evidenced by an agreement with the customer, transfer of title and acceptance if applicable, fixed pricing and probable collectibility. Because of frequent sales price reductions and rapid technology obsolescence in the industry, sales made to distributors and retailers under agreements allowing price protection and/or right of return are deferred until the retailers or distributors sell the merchandise.

Customer Incentives, Returns and Allowances. The Company records estimated reductions to revenue for customer programs and incentive offerings including promotions and other volume-based incentives, particularly for its retail customers, which represented 75% of our product revenues in fourth quarter of 2001. If market conditions were to decline, the Company may take actions to increase customer incentive offerings to its retail customers, possibly resulting in an incremental reduction of revenue at the time the incentive is offered. In addition, the Company records a provision for estimated sales returns and allowances on product sales in the same period as the related revenues are recorded. These estimates are based on historical sales returns, analysis of credit memo data and other known factors. If the historical data the Company uses to calculate these estimates do not properly reflect future returns, revenue could be overstated.

Allowance for Doubtful Accounts-Methodology. The Company evaluates the collectibility of its accounts receivable based on a combination of factors. In circumstances where the Company is aware of a specific customer's inability to meet its financial obligations to the Company (e.g., bankruptcy filings, substantial down-grading of credit ratings), the Company records a specific reserve for bad debts against amounts due to reduce the net recognized receivable to the amount it reasonably believes will be collected. For all other customers, the Company recognizes reserves for bad debts based on the length of time the receivables are past due based on its historical experience. If circumstances change (i.e., higher than expected defaults or an unexpected material adverse change in a major customer's ability to meet its financial obligations to us), the Company's estimates of the recoverability of amounts due it could be reduced by a material amount.

Warranty Costs. The Company provides for the estimated cost of product warranties at the time revenue is recognized. While the Company engages in product quality programs and processes, its warranty obligation is affected by product failure rates and repair or replacement costs incurred in correcting a product failure. Should actual product failure rates, repair or replacement costs differ from the Company's estimates, increases to its warranty liability would be required.

Valuation of Financial Instruments. The Company's short-term investments include investments in marketable equity and debt securities. The Company also has equity investments in semiconductor wafer manufacturing companies, UMC of $194.9 million and Tower of $16.6 million, as of December 31, 2001. In determining if and when a decline in market value below cost of these investments is other-than-temporary, the Company evaluates the market conditions, offering prices, trends of earnings, price multiples, and other key measures for its investments in marketable equity securities and debt instruments. When such a decline in value is deemed to be other-than-temporary, the Company recognizes an impairment loss in the current period operating results to the extent of the decline. Due to the slowdown in the semiconductor industry and economic recession in 2001, the market value of the Company's UMC and Tower investments declined significantly. These declines were deemed to be other-than-temporary and losses totaling $302.3 million were recognized. If the slowdown in the semiconductor industry continues in 2002, the Company may recognize additional losses on these investments.

Inventories - Slow Moving and Obsolescence. The Company writes down its inventory for estimated obsolescence or unmarketable inventory equal to the difference between the cost of the inventory and the estimated market value based upon assumptions about future demand and market conditions, including assumptions about changes in average selling prices. If actual market conditions are less favorable than those projected by management, additional inventory write-downs may be required.

Use of Estimates. The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Deferred Tax Assets. As of December 31, 2001, the Company has a net deferred tax asset of approximately $36 million that has been fully offset by a valuation allowance. Due to its current losses, the Company has not used projections of future taxable income in determining the amount of the valuation allowance required.

Foreign Currency Transactions

Foreign operations are measured using the U.S. dollar as the functional currency. Accordingly, monetary accounts (principally cash, accounts receivable and liabilities) are remeasured using the foreign exchange rate at the balance sheet date. Operations accounts and nonmonetary balance sheet accounts are remeasured at the rate in effect at the date of transaction. The effects of foreign currency remeasurement are reported in current operations.

Reclassification

Certain reclassifications have been made to prior year's amounts to conform to the current year's presentation.

Cash Equivalents and Short-Term Investments

Cash equivalents consist of short-term, highly liquid financial instruments with insignificant interest rate risk that are readily convertible to cash and have maturities of three months or less from the date of purchase. Cash equivalents and short-term investments consist of money market funds, taxable commercial paper, U.S. government agency obligations, corporate / municipal notes and bonds with high-credit quality, money market preferred stock and auction rate preferred stock. Short-term investments also include the unrestricted portion of the Company's investment in foundries for which trading restrictions expire within one year. The fair market value, based on quoted market prices, of cash equivalents and short-term investments is substantially equal to their carrying value at December 31, 2001 and 2000.

Under FAS 115, management classifies investments as available-for-sale at the time of purchase and periodically reevaluates such designation. Debt securities classified as available-for-sale are reported at fair value. Unrecognized gains or losses on available-for-sale securities are included in equity until their disposition. Realized gains and losses and declines in value judged to be other-than-temporary on available-for-sale securities are included in other income (expense). The cost of securities sold is based on the specific identification method.

Under the terms of the FlashVision lease agreements, the Company as guarantor is required to pledge cash and equity securities up to the full value of the outstanding guaranteed lease commitments. As of December 31, 2001, the Company had guaranteed $129.5 million of FlashVision lease commitments and pledged $64.7 million of cash and cash equivalents and $64.7 million of its UMC equity securities. This pledged cash and cash equivalents and marketable equity securities are included in "Restricted cash and cash equivalents" and "Restricted investment in UMC" on the Company's balance sheet.

The Company's investments as of December 31, 2001 and 2000 are as follows (in thousands):

	December 31, 2001			December 31, 2000	
	Unrestricted	Restricted	Total	Unrestricted	Total
Cash equivalents:					
Money market fund	$ 108,311	$ 64,734	$ 173,045	$ 2,921	$ 2,921
Commercial paper	79,379	–	79,379	60,505	60,505
Corporate notes / bonds	-	-	-	12,492	12,492
Total	187,690	64,734	252,424	$ 75,918	$ 75,918
Short term investments:					
U.S. government agency obligations	$ 3,000	$ –	$ 3,000	$ 10,004	$ 10,004
Municipal notes / bonds	70,739	–	70,739	136,580	136,580
Corporate notes / bonds	13,061	–	13,061	47,795	47,795
Commercial paper	7,958	–	7,958	6,115	6,115
Auction rate preferred stock	10,700	–	10,700	59,967	59,967
Marketable equity securities *	105,407	64,734	170,141	112,855	112,855
Total	$ 210,865	$ 64,734	$ 275,599	$ 373,316	$ 373,316
Total cash equivalents and short term investments	$ 398,555	$ 129,468	$ 528,023	$ 449,234	$ 449,234

* Includes investment in foundries, short-term.

The unrealized gain on available-for-sale securities at December 31, 2001 was $46.4 million. At December 31, 2000, the unrealized loss on available-for-sale securities was $50.4 million. The unrealized gain includes $95.8 million of unrealized gain on the Company's investment in UMC in the fourth quarter of 2001 (see "Investment in Foundry" below). Fair value of available-for-sale securities is based upon quoted market prices. Gross realized gains and losses on sales of available-for-sale securities during the years ended December 31, 2001 and 2000 were immaterial.

Debt securities at December 31, 2001 and 2000, by contractual maturity, are shown below. Actual maturities may differ from contractual maturities because issuers of the securities may have the right to prepay obligations.

(in thousands) December 31,	2001	2000
Short term investments		
Due in one year or less	$ 64,079	$ 94,554
Due after one year through two years [1]	41,422	165,907
Total	$ 105,501	$ 260,462

1 Includes $5.3M of investments maturing in greater than 2 years

Long-Term Investments

The Company holds minority equity investments in companies having operations or technology in areas within SanDisk's strategic focus. Certain of the investments carry restrictions on immediate disposition. Investments in public companies with restrictions of less than one year are classified as available-for-sale and are adjusted to their fair market value with unrealized gains and losses recorded as a component of accumulated other comprehensive income. Investments in non-public companies are reviewed on a quarterly basis to determine if their value has been impaired and adjustments are recorded as necessary. Upon disposition of these investments, the specific identification method is used to determine the cost basis in computing realized gains or losses. Declines in value that are judged to be other-than-temporary are reported in other income and expense.

Accounts Receivable

Accounts receivable include amounts owed by geographically dispersed distributors, retailers, and OEM customers. No collateral is required. Provisions are provided for sales returns, product exchanges and bad debts.

The activity in the allowance for doubtful accounts is as follows (in thousands):

For the Year ended December 31,	Balance at Beginning of Period	Additions Charged to Costs and Expenses	Deductions (Write-offs)	Balance at End of Period
1999	$ 1,069	$ 945	$ 143	$ 1,871
2000	1,871	3,991	852	5,010
2001	5,010	829	920	4,919

Inventories

Inventories are stated at the lower of cost or market. Cost is computed on a currently adjusted standard basis (which approximates actual costs on a first-in, first-out basis). Market value is based upon an estimated average selling price reduced by normal gross margins. Inventories are as follows (in thousands):

December 31,	2001	2000
Raw materials	$ 6,325	$ 33,092
Work-in-process	18,850	53,921
Finished goods	30,793	9,587
	$ 55,968	$ 96,600

In 2001, the Company recorded write-downs for excess or obsolete inventories and lower of cost or market price adjustments of approximately $85 million. The Company may be forced to take additional write-downs for excess or obsolete inventory in future quarters if the current deterioration in market demand for its products continues and its inventory levels continue to exceed customer orders. In addition, the Company may record additional lower of cost or market price adjustments to its inventories if continued pricing pressure results in a net realizable value that is lower than its manufacturing cost. Although the Company continuously tries to reduce its inventory in line with the current level of business, the Company is obligated to honor existing purchase orders, which have been placed with its suppliers. In the case of its FlashVision joint venture, the Company is obligated to purchase 50% of the production output, which makes it more difficult for the Company to reduce its inventory.

Property and Equipment

Property, plant and equipment are carried at cost less accumulated depreciation and amortization. Depreciation and amortization expense related to plant and equipment totaled $20.5 million, $15.9 million, and $7.1 million, in fiscal 2001, 2000, and 1999, respectively. Depreciation and amortization is computed using the straight-line method over the estimated useful lives of the assets or the remaining lease term, whichever is shorter, generally two to seven years.

Property and equipment consist of the following (in thousands):

December 31,	2001	2000
Machinery and equipment	$ 62,656	$ 62,310
Software	8,481	7,435
Furniture and fixtures	2,076	2,103
Leasehold improvements	6,227	5,842
Property and equipment, at cost	79,440	77,690
Accumulated depreciation and amortization	(45,710)	(36,595)
Property and equipment, net	$ 33,730	$ 41,095

Investment in Foundries

The Company has made equity investments in semiconductor wafer manufacturing companies to obtain access to advanced wafer manufacturing capacity. The current portion of "Investment in foundries" includes the unrestricted available-for-sale portion of the Company's investments in UMC and Tower. The non-current portion of "Investment in foundries" includes the portion of the Company's investments in UMC and Tower that will not be available-for-sale within one year due to trading restrictions. As of December 31, 2001, the Company's total investment in UMC was valued at $194.9 million and its total investment in Tower was valued at $16.6 million. The Company accounts for these investments on a cost basis. See Note 8.

Investment in Joint Venture

On June 30, 2000, the Company closed a transaction with Toshiba providing for the joint development and manufacture of 512 megabit and 1 gigabit flash memory chips and Secure Digital Card controllers. As part of this transaction, SanDisk and Toshiba formed FlashVision, a joint venture to equip and operate a silicon wafer manufacturing line at Dominion Semiconductor in Virginia. As of December 31, 2001, the Company invested the final $15.0 of its $150.0 million commitment in FlashVision for 49.9% ownership and guaranteed FlashVision lease obligations of $129.5 million. The Company accounts for its investment in FlashVision using the equity method. See Note 8.

Revenue Recognition

The Company recognizes revenue in accordance with Staff Accounting Bulletin No. 101, "Revenue Recognition in Financial Statements" (SAB 101), which requires that revenue from product sales and patent license fees be recognized when persuasive evidence of an agreement exists, delivery of the product has occurred, the fee is fixed or determinable and collection is probable.

Product revenue, less a provision for estimated sales returns, is recognized when title passes which is generally at the time of shipment. However, revenue on shipments to distributors and retailers, subject to certain rights of return and price protection, is deferred until the merchandise is sold by the distributors or retailers, or the rights expire.

The Company earns patent license and royalty revenue under patent cross-license agreements with several companies including Hitachi Ltd., Intel Corporation, Lexar Media, Inc., Samsung Electronics Company Ltd., Sharp Electronics Corporation, Silicon Storage Technology, Inc., SmartDisk Corporation, Sony Corporation, TDK and Toshiba Corporation. The Company's current license agreements provide for the payment of license fees, royalties, or a combination thereof, to the Company. The timing and amount of these payments can vary substantially from quarter to quarter, depending on the terms of each agreement and, in some cases, the timing of sales of products by the other parties.

Patent license and royalty revenue is recognized when earned. In 2001, 2000 and 1999, the Company received payments under these cross-license agreements, portions of which were recognized as revenue and portions of which are deferred revenue. The Company receives royalty revenue reports from certain of its licensees and records all revenues one quarter in arrears. Recognition of deferred revenue is expected to occur in future periods over the life of the agreements, as the Company meets certain obligations as provided in the various agreements.

Advertising Expense

The cost of advertising is expensed as incurred. Advertising costs were $8.8 million, $8.2 million, and $3.6 million in 2001, 2000, and 1999, respectively.

Net Income (Loss) Per Share

The following table sets forth the computation of basic and diluted net income (loss) per share (in thousands, except per share amounts):

	2001	2000	1999
Numerator:			
Numerator for basic and diluted net income (loss) per share – net income (loss)	$ (297,944)	$ 298,672	$ 26,550
Denominator for basic net income (loss) per share:			
Weighted average common shares	68,148	66,861	55,834
Basic net income (loss) per share	$ (4.37)	$ 4.47	$ 0.48
Denominator for diluted net income (loss) per share:			
Weighted average common shares	68,148	66,861	55,834
Incremental common shares attributable to exercise of out standing employee stock options and warrants (assuming proceeds would be used to purchase common stock)	–	5,790	5,599
Shares used in computing diluted net income (loss) per share	68,148	72,651	61,433
Diluted net income (loss) per share	$ (4.37)	$ 4.11	$ 0.43

Basic earnings (loss) per share excludes any dilutive effects of options, warrants, and convertible securities. Diluted earnings (loss) per share includes the dilutive effects of stock options, warrants, and convertible securities. Options and warrants to purchase 4,892,912; 907,380 and 190,807 shares of common stock were outstanding during 2001, 2000 and 1999, respectively, but have been omitted from the diluted earnings per share calculation because the options' exercise price was greater than the average market price of the common shares and, therefore the effect would be antidilutive. Incremental common shares attributable to the assumed conversion of the Company's convertible subordinated debentures were not included in the per share computation as the effect would be antidilutive for fiscal year 2001.

Stock Based Compensation

The Company accounts for employee stock based compensation under APB Opinion No. 25, "Accounting for Stock Issued to Employees" and related interpretations. Pro forma net income (loss) and net income (loss) per share disclosures are required by Statement of Financial Accounting Standards No. 123, "Accounting for Stock Based Compensation," and are included in Note 5.

Issued Accounting Standards

In June 2001, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards ("SFAS") No. 141, "Business Combinations" and No. 142, "Goodwill and Other Intangible Assets." SFAS No. 141 supersedes Accounting Principles Board ("APB") Opinion 16 "Business Combinations" and SFAS No. 38 "Accounting for Pre-acquisition Contingencies," and eliminates the pooling-of-interests method of accounting for business combinations except for qualifying business combinations that were initiated prior to July 1, 2001. SFAS No. 141 also includes new criteria to recognize intangible assets separately from goodwill. The requirements of SFAS 141 are effective for any business combination accounted for by the purchase method that is completed after June 30, 2001 (i.e., the acquisition date is July 1, 2001 or after). The Company did not engage in any merger or acquisition activity during the year and therefore, application of SFAS 141 is not expected to have a material impact on results of operation and financial position in 2002.

SFAS No. 142, supersedes APB Opinion No. 17, "Intangible Assets," and states that goodwill and intangible assets with indefinite lives are no longer amortized but are reviewed for impairment annually, or more frequently if impairment indicators arise. Separable intangible assets that are not deemed to have an indefinite life will continue to be amortized over their useful lives. The discontinuing of amortization provisions under SFAS No. 142 of goodwill and indefinite lived intangible assets apply to assets acquired after June 30, 2001. In addition, the impairment provisions of SFAS 142 apply to assets acquired prior to July 1, 2001 upon adoption of SFAS 142. Application of the non-amortization provisions and changes in estimated useful lives of intangibles of FAS 142 for goodwill is not expected to have a material impact on results of operation and financial position in 2002.

In October 2001, the FASB issued SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets" ("SFAS No. 144"), which supersedes SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be disposed of." The primary objective of SFAS No. 144 is to develop one accounting model based on the framework established in SFAS No. 121 for long-lived assets to be disposed of by sale, and to address significant implementation issues. The provisions of this statement are effective for fiscal years beginning after December 15, 2001, and interim periods within those fiscal years, with early application encouraged. Sandisk is evaluating the impact of SFAS No. 144 on its financial position and results of operations.

Note 2:
Financial Instruments

Concentration of Credit Risk

The Company's concentration of credit risk consists principally of cash, cash equivalents, short-term investments and trade receivables. The Company's investment policy restricts investments to high-credit quality investments and limits the amounts invested with any one issuer. The Company sells to original equipment manufacturers, retailers and distributors in the United States, Japan, Europe and the Far East, performs ongoing credit evaluations of its customers' financial condition, and generally requires no collateral. Reserves are maintained for potential credit losses.

Off Balance Sheet Risk

Under our FlashVision joint venture agreement with Toshiba (see Note 8), the Company is obligated to guarantee one-half of all FlashVision lease amounts up to a maximum guarantee of $175.0 million. As of December 31, 2001, the Company had guarantee obligations in the amount of $129.5 million, with ABN AMRO Bank, N.V. as agent for a syndicate of financial institutions, on the equipment lease lines to equip FlashVision's manufacturing clean room with advanced wafer processing equipment. Under the terms of the FlashVision lease agreements, the Company as guarantor is subject to certain financial covenants. The Company obtained a compliance waiver for the third quarter of 2001 and negotiated an amendment to the lease agreement which includes a modification of the covenant requirements and requires the Company to pledge cash and equity securities up to the full value of the outstanding guaranteed lease commitments. As of December 31, 2001, the Company had pledged cash of $64.7 million and UMC equity securities of $64.7 million and was in compliance with the covenant requirements.

Note 3:
Commitments and Contingencies

Commitments

The Company is obligated to guarantee one-half of all FlashVision lease amounts up to a maximum guarantee of $175.0 million. As of December 31, 2001, the Company had guarantee obligations in the amount of $129.5 million, with ABN AMRO Bank, N.V. as agent for a syndicate of financial institutions, on the equipment lease lines to equip FlashVision's manufacturing clean room with advanced wafer processing equipment. In March 2002, FlashVision notified ABN AMRO that it was exercising its right of early termination under the lease facility and will repay all amounts outstanding thereunder in April 2002. The Company and Toshiba are currently seeking other sources of financing to replace the ABN AMRO lease facility. However, under the terms of the FlashVision lease agreements, the Company as guarantor remains at this time subject to certain financial covenants, including calculations of leverage, tangible net worth, fixed charge coverage and current assets to current liabilities. The Company obtained a compliance waiver for the third quarter of 2001 and negotiated an amendment to the lease agreement which includes a modification of the covenant requirements and requires it to pledge cash and equity securities up to the full value of the outstanding guaranteed lease commitments. As of December 31, 2001, the Company had pledged cash of $64.7 million and UMC equity securities of $64.7 million as collateral against the lease balance of $129.5 million. While these assets are pledged, they are not available to the Company to be used to fund operations.

In December 2001, the Company signed a binding memorandum of understanding, or MOU, with Toshiba under which the Company and Toshiba agreed to restructure their FlashVision business by consolidating their FlashVision advanced NAND wafer fabrication manufacturing operations at Toshiba's memory fabrication facility at Yokkaichi, Japan. The Company and Toshiba contemplate that the FlashVision operation at Yokkaichi will continue essentially the same 50-50 joint venture and on essentially the same terms as it had at Dominion in Virginia. Under the joint venture agreement, the Company is contractually obligated, and expects to continue to be obligated after the restructuring of its FlashVision joint venture, to purchase half of FlashVision's NAND wafer production output.

Apart from its commitment to purchase 50% of the FlashVision wafer output from Yokkaichi after the restructuring, the Company will also purchase NAND wafers from Toshiba's current Yokkaichi fabrication facility on a foundry relationship basis. This foundry relationship will be conducted under a firm purchase order commitment over rolling three-month periods. NAND wafers are ordered under purchase orders at market prices and cannot be cancelled. At December 31, 2001, approximately $32.5 million of non-cancelable purchase orders for flash memory wafers from FlashVison were outstanding. If the Company places purchase orders with Toshiba and its business condition deteriorates, it may end up with excess inventories of NAND wafers, which could harm its business and financial condition. The Company will incur start-up costs and pay its share of ongoing operating activities even if it does not utilize its full share of the new Yokkaichi output.

As part of their joint venture agreement, the Company and Toshiba also agreed to share certain research and development expenses related to the development of advanced NAND flash memory technologies. As of December 31, 2001, the Company had accrued current liabilities related to these expenses of $15.3 million and long-term liabilities of $4.9 million. These obligations will be paid in installments throughout 2002 and 2003. In addition, beginning in 2002, the Company will make quarterly payments to Toshiba for the Company's portion of the research and development expenses associated with the continued development of advanced NAND flash memory technologies. The amount of these payments will be calculated as a percentage of the Company's revenues from NAND flash memory products.

On July 4, 2000, the Company entered into a share purchase agreement to make a $75.0 million investment in Tower, in Israel, representing approximately 10% ownership of Tower. The investment is subject to the completion of certain milestones. During 2001, Tower satisfied the closing conditions of the share purchase agreement and completed the first two milestones. Under the terms of the agreement, the Company invested $42.5 million. Under the original agreement, additional contributions by the Company will take the form of mandatory warrant exercises for ordinary shares at an exercise price of $30.00 per share if other milestones are met by Tower. The warrants will expire five years from the date of grant, and in the event the key milestones are not achieved, the exercise of these warrants will not be mandatory. However, in March of 2002, the Company modified its share purchase agreement with Tower by agreeing to advance the payments for the third and fourth milestones to April 5, 2002 and October 1, 2002, respectively. The Company will make these payments whether or not Tower actually achieves its previously agreed upon milestone obligations. In exchange for this and as part of the modification to the share purchase agreement, Tower has agreed that of the aggregate payment of $22.0 million represented by the third and fourth milestone payments, (i) 60% of this amount, or $13.2 million, will be applied to the issuance of additional ordinary Tower shares based on the average closing price of Tower shares on the NASDAQ in the thirty consecutive trading days preceding each payment date (but not to exceed $12.50 per share) and (ii) 40% of this amount, or $8.8 million, will be credited to the Company's pre-paid wafer account, to be applied against orders placed with Tower's new fabrication facility, when completed.

The Company leases its headquarters and sales offices under operating leases that expire at various dates through 2006. Future minimum lease payments under operating leases at December 31, 2000 are as follows (in thousands):

Year Ending December 31,	
2002	$ 2,623
2003	2,408
2004	2,430
2005	2,264
2006	1,029
Total	$ 10,754

Rental expense under all operating leases was $3.6 million, $2.5 million, and $2.1 million for the years ended December 31, 2001, 2000, and 1999, respectively.

The Company had foreign exchange contract lines in the amount of $65.1 million at December 31, 2001. Under these lines, the Company may enter into forward exchange contracts that require the Company to sell or purchase foreign currencies. One forward exchange contract in the notional amount of $9.8 million was outstanding at December 31, 2001.

Contingencies

The Company relies on a combination of patents, trademarks, copyright and trade secret laws, confidentiality procedures and licensing arrangements to protect its intellectual property rights. There can be no assurance that there will not be any disputes regarding the Company's intellectual property rights. Specifically, there can be no assurance that any patents held by the Company will not be invalidated, that patents will be issued for any of the Company's pending applications or that any claims allowed from existing or pending patents will be of sufficient scope or strength or be issued in the primary countries where the Company's products can be sold to provide meaningful protection or any commercial advantage to the Company. Additionally, competitors of the Company may be able to design around the Company's patents.

To preserve its intellectual property rights, the Company believes it may be necessary to initiate litigation with one or more third parties, including but not limited to those the Company has notified of possible patent infringement. In addition, one or more of these parties may bring suit against the Company. Any litigation, whether as a plaintiff or as a defendant, would likely result in significant expense to the Company and divert the efforts of the Company's technical and management personnel, whether or not such litigation is ultimately determined in favor of the Company.

On or about August 3, 2001, the Lemelson Medical, Education & Research Foundation, or Lemelson Foundation, filed a complaint for patent infringement against the Company and four other defendants. The suit, captioned Lemelson Medical, Education, & Research Foundation, Limited Partnership vs. Broadcom Corporation, et al., Civil Case No. CIV01 1440PHX HRH, was filed in the United States District Court, District of Arizona. On November 13, 2001, the Lemelson Foundation filed an Amended Complaint, which made the same substantive allegations against the Company but named more than twenty-five additional defendants. The Amended Complaint alleges that the Company, and the other defendants, have infringed certain patents held by the Lemelson Foundation pertaining to bar code scanning technology. By its complaint, the Lemelson Foundation requests that the Company be enjoined from its allegedly infringing activities and seeks unspecified damages. On February 4, 2002, the Company filed an answer to the amended complaint, wherein the Company alleged that it does not infringe the asserted patents, and further contend that the patents are not valid or enforceable.

On October 15, 2001, the Company filed a complaint for patent infringement in the United States District Court for the Northern District of California against Micron Technology, Inc., or Micron. In the suit, captioned SanDisk Corp. v. Micron Technology, Inc., Civil No. CV 01-3855 CW, the complaint seeks damages and an injunction against Micron for making, selling, importing or using flash memory cards that infringe the Company's U.S. Patent No. 6,149,316. On February 15, 2002, Micron answered the complaint, denied liability, and counterclaimed seeking a declaration that the patent in suit is not infringed, is invalid, and is unenforceable.

On October 31, 2001, the Company filed a complaint for patent infringement in the United States District Court for the Northern District of California against Memorex Products, Inc., Pretec Electronics Corporation, Ritek Corporation and Power Quotient International Co., Ltd. In the suit, captioned SanDisk Corp. v. Memorex Products, Inc., et. al., Civil No. CV 01-4063 VRW, the complaint seeks damages and injunctions against these companies from making, selling, importing or using flash memory cards that infringe the Company's U.S. patent No. 5,602,987, or the '987 Patent. Defendants Memorex, Pretec and Ritek have filed answers denying the allegations. The Company has filed a motion for a preliminary injunction in the suit to enjoin Memorex, Pretec and Ritek from making, selling, importing or using flash memory cards that infringe our '987 Patent prior to the trial on the merits. This preliminary injunction motion is scheduled for hearing on April 11, 2002.

On November 30, 2001, the Company filed a complaint for patent infringement in the United States District Court for the Northern District of California against Power Quotient International - USA Inc, or PQI-USA. In the suit, captioned SanDisk Corp. v. Power Quotient International - USA Inc., Civil No. C 01-21111, the complaint seeks damages and an injunction against PQI-USA from making, selling, importing or using flash memory cards that infringe our U.S. patent No. 5,602,987. The PQI-USA complaint and litigation are related to the October 31, 2001 litigation referred to above. The products at issue in the PQI-USA case are identical to those charged with infringement in the October 31, 2001 litigation. On December 21, 2001, PQI-USA filed an answer to the complaint denying the allegations, which included a counter claim for a declaratory judgment of non-infringement and invalidity of its '987 Patent. The Company has motioned for a preliminary injunction in the suit to enjoin PQI-USA from making, selling, importing or using flash memory cards that infringe its '987 Patent prior to the trial on the merits. This preliminary injunction motion is scheduled for hearing on April 8, 2002.

On or about March 5, 2002, Samsung Electronics Co., Ltd., or Samsung, filed a patent infringement lawsuit against the Company in the United States District Court for the Eastern District of Texas. The lawsuit alleges that the Company infringes four Samsung United States patents, Nos. 5,473,563; 5,514,889; 5,546,341 and 5,642,309, and seeks a preliminary and permanent injunction against unnamed products of the Company, as well as damages, attorneys' fees and cost of the lawsuit.

On March 21, 2000, Mitsubishi Denki Co. Ltd. (Mitsubishi Electric) filed a complaint in Tokyo District Court against SanDisk K.K., SanDisk's wholly owned subsidiary in Japan. The complaint alleges that SanDisk K.K., based in Yokohama, Japan, infringes on three Mitsubishi Japanese patents, which are related primarily to the mechanical construction of memory cards. In the complaint, Mitsubishi asked the court for a preliminary injunction halting the sale of SanDisk CompactFlash and flash ATA memory cards in Japan. Mitsubishi dropped two of the patents from the suit. During the second quarter, the Company won a favorable ruling, dismissing the complaint on the third patent and thereby concluding the Mitsubishi lawsuit.

In Chile, Compaq Corporation is opposing the Company's attempt to register CompactFlash as a trademark. The Company does not believe that its failure to obtain registration for the CompactFlash mark in any country will materially harm its business. SanDisk successfully obtained the United States trademark registration for the mark "CompactFlash."

In the event of an adverse result in any such litigation, the Company could be required to pay substantial damages, cease the manufacture, use and sale of infringing products, expend significant resources to develop non-infringing technology or obtain licenses to the infringing technology, or discontinue the use of certain processes.

From time to time the Company agrees to indemnify certain of its suppliers and customers for alleged patent infringement. The scope of such indemnity varies but may in some instances include indemnification for damages and expenses, including attorneys' fees. The Company may from time to time be engaged in litigation as a result of such indemnification obligations. Third party claims for patent infringement are excluded from coverage under the Company's insurance policies. There can be no assurance that any future obligation to indemnify the Company's customers or suppliers, will not have a material adverse effect on the Company's business, financial condition and results of operations.

Litigation frequently involves substantial expenditures and can require significant management attention, even if the Company ultimately prevails. In addition, the results of any litigation matters are inherently uncertain. Accordingly, there can be no assurance that any of the foregoing matters, or any future litigation, will not have a material adverse effect on the Company's business, financial condition and results of operations.

Note 4:
Convertible Subordinated Notes Payable

On December 24, 2001, the Company completed a private placement of $125.0 million of 4 1/2% Convertible Subordinated Notes due 2006, or Notes, and on January 10, 2002 the initial purchasers completed the exercise of their option to purchase an additional $25.0 million of Notes, for which the Company received net proceeds of approximately $145.9 million. Based on the aggregate principal amount at maturity of $150.0 million, the Notes provide for semi-annual interest payments of $3.4 million each on May 15 and November 15. The Notes are convertible into shares of the Company's common stock at any time prior to the close of business on the maturity date, unless previously redeemed or repurchased, at a conversion rate of 54.2535 shares per $1,000 principal amount of the Notes, subject to adjustment in certain events. At anytime on or after November 17, 2004, the Company may redeem the notes in whole or in part at a specified percentage of the principal amount plus accrued interest. The debt issuance costs are being amortized over the term of the Notes using the interest method.

Note 5:
Stockholders' Equity

Stock Benefit Plan

The 1989 Stock Benefit Plan, in effect through August 1995, comprised two separate programs, the Stock Issuance Program and the Option Grant Program. The Stock Issuance Program allowed eligible individuals to immediately purchase the Company's common stock at a fair value as determined by the Board of Directors. Under the Option Grant Program, eligible individuals were granted options to purchase shares of the Company's common stock at a fair value, as determined by the Board of Directors, of such shares on the date of grant. The options generally vest over a four-year period, expiring no later than ten years from the date of grant. Unexercised options are canceled upon the termination of employment or services. Options that are canceled under this plan will be available for future grants under the 1995 Stock Option Plan. There were no shares available for option grants under the 1989 Stock Benefit Plan at December 31, 2001.

1995 Stock Benefit Plan

The 1995 Stock Option Plan provides for the issuance of incentive stock options and nonqualified stock options. Under this plan, the vesting and exercise provisions of option grants are determined by the Board of Directors. The options generally vest over a four-year period, expiring no later than ten years from the date of grant.

In May 1999, the stockholders increased the shares available for future issuance under the 1995 Stock Benefit Plan by 7,000,000 shares and approved an automatic share increase feature pursuant to which the number of shares available for issuance under the plan will automatically increase on the first trading day in January each calendar year, beginning with calendar year 2002 and continuing over the remaining term of the plan, by an amount equal to approximately 4% of the total number of shares outstanding on the last trading day in December in the immediately preceding calendar year, but in no event will any such annual increase exceed 4,000,000 shares.

1995 Non-employee Directors Stock Option Plan

In August 1995, the Company adopted the 1995 Non-employee Directors Stock Option Plan (the Directors' Plan). Under this plan, automatic option grants are made at periodic intervals to eligible non-employee members of the Board of Directors. Initial option grants vest over a four-year period. Subsequent annual grants vest one year after date of grant. All options granted under the Non-employee Directors Stock Option Plan expire ten years after the date of grant. In May 1999, the stockholders increased the shares available for future issuance under the 1995 Non-Employee Directors Stock Option Plan by 400,000 and approved an automatic share increase feature pursuant to which the number of shares available for issuance under the plan will automatically increase on the first trading day in January each calendar year, beginning with calendar year 2002 and continuing over the remaining term of the plan, by an amount equal to 0.2% of the total number of shares outstanding on the last trading day in December in the immediately preceding calendar year, but in no event will any such annual increase exceed 200,000 shares. At December 31, 2001, the Company had reserved 800,000 shares for issuance under the Directors' Plan and a total of 528,000 options had been granted at exercise prices ranging from $5.00 to $70.063 per share.

A summary of activity under all stock option plans follows (shares in thousands):

	Total Available for Future Grant/ Issuance	Total Out-standing	Weighted Average Exercise Price
Balance at December 31, 1998	1,804	8,252	$ 4.75
Increase in authorized shares	7,400	–	
Granted	(3,000)	3,000	31.00
Exercised	–	(1,766)	3.47
Canceled	308	(308)	9.69
Balance at December 31, 1999	6,512	9,178	$ 9.50
Granted	(2,290)	2,290	53.57
Exercised	–	(2,147)	4.85
Canceled	469	(469)	9.69
Balance at December 31, 2000	4,691	8,852	$ 25.29
Granted	(1,272)	1,272	19.39
Exercised	–	(831)	5.73
Canceled	674	(674)	32.10
Balance at December 31, 2001	4,093	8,619	$ 25.77

At December 31, 2001, options outstanding were as follows:

	Options Outstanding			Options Exercisable	
Range of Exercise Prices	Number Outstanding as of Dec. 31, 2001	Weighted Average Remaining Contractual Life	Weighted Average Exercise Price	Number Exercisable as of Dec. 31, 2001	Weighted Average Exercise Price
$ 0.375 - $ 6.000	1,688,083	5.49	$ 4.650	1,458,117	$ 4.634
6.0625 - 10.82	1,693,066	7.43	7.8299	971,610	7.134
11.450 - 30.000	1,531,510	8.55	22.257	618,995	22.073
31.188 - 34.375	1,207,391	8.89	34.159	306,609	34.064
35.813 - 35.813	1,444,346	7.95	35.813	724,880	35.813
36.125 - 139.500	1,054,996	8.33	70.100	468,042	69.763
$ 0.375 - $ 139.500	8,619,392	7.65	$ 25.769	4,548,253	$ 21.197

Employee Stock Purchase Plan

In August 1995, the Company adopted the Employee Stock Purchase Plan (the Purchase Plan). In May 1999, the stockholders increased the shares available for future issuance under the Employee Stock Purchase Plan by 600,000 and approved an automatic share increase feature pursuant to which the number of shares available for issuance under the plan will automatically increase on the first trading day in January each calendar year, beginning with calendar year 2002 and continuing over the remaining term of the plan, by an amount equal to forty-three hundredths of one percent (0.43%) of the total number of shares outstanding on the last trading day in December in the immediately preceding calendar year, but in no event will any such annual increase exceed 400,000 shares. Under the Purchase Plan, qualified employees are entitled to purchase shares through payroll deductions at 85% of the fair market value at the beginning or end of the offering period, whichever is lower. As of December 31, 2001, the Company had reserved 2,366,666 shares of common stock for issuance under the Purchase Plan and a total of 1,203,337 shares had been issued.

Accounting for Stock Based Compensation

The Company has elected to follow APB 25 and related interpretations in accounting for its employee stock options because, as discussed below, the alternative fair value accounting provided for under SFAS 123 "Accounting for Stock-Based Compensation," requires use of option valuation models that were not developed for use in valuing employee stock options. Under APB 25, because the exercise price of the Company's stock options equals the market price of the underlying stock on the date of grant, no compensation expense is recognized.

Pro forma information regarding net income and earnings per share is required by SFAS 123, which also requires that the information be determined as if the Company has accounted for its employee stock options under the fair value method of this Statement. The fair value for the options granted was estimated at the date of grant using a Black-Scholes single option pricing model with the following weighted average assumptions: risk-free interest rates of 4.68%, 6.16% and 5.52% for 2001, 2000 and 1999, respectively; a dividend yield of 0.0%, a volatility factor of the expected market price of the Company's common stock of 0.955, 0.951 and 0.888 for 2001, 2000 and 1999 respectively; and a weighted-average expected life of the option of approximately 5 years. The weighted average fair value of those options granted were $14.47, $39.82 and $22.38 for 2001, 2000 and 1999, respectively.

The Black-Scholes option valuation model was developed for use in estimating the fair value of traded options that have no vesting restrictions and are fully transferable. In addition, option models require the input of highly subjective assumptions including the expected stock price volatility. Because the Company's employee stock options have characteristics significantly different from those of traded options, and because changes in the subjective assumptions can materially affect the fair value estimate, in management's opinion, the existing models do not necessarily provide a reliable single measure of the fair value of its employee stock options.

Under the 1995 Employee Stock Purchase Plan, participating employees can choose to have up to 10% of their annual base earnings withheld to purchase the Company's common stock. The purchase price of the stock is 85% of the lower of the subscription date fair market value and the purchase date fair market value. Approximately 53% of eligible employees participated in the plan in 2001 and 78% and 79% in 2000 and 1999, respectively. Under the Plan, the Company sold 169,044, 69,423 and 269,092 shares to employees in 2001, 2000 and 1999, respectively. Pursuant to APB 25 and related interpretations, the Company does not recognize compensation cost related to employee purchase rights under the Plan. To comply with the pro forma reporting requirements of SFAS 123, compensation cost is estimated for the fair value of the employees' purchase rights using the Black-Scholes model with the following assumptions for those rights granted in 2001, 2000 and 1999: dividend yield of 0.0%; and expected life of 6 months; expected volatility factor of .80 and .94 in 2001, 1.56 and 1.18 in 2000 and .98 and 1.16 in 1999; and a risk free interest rate ranging from 4.38% to 6.43%. The weighted average fair value of those purchase rights granted in February 1999, August 1999, February 2000, August 2000, February 2001 and August 2001 were $6.01, $17.72, $38.69, $29.24, $11.67 and $10.15, respectively.

Had compensation cost for the Company's stock-based compensation plans been determined based on the fair value at the grant dates for awards under those plans consistent with the method of SFAS 123, the Company's net income (loss) and earnings (loss) per share would have been changed to the pro forma amounts indicated below (in thousands, except per share amounts):

Years ended December 31,	2001	2000	1999
Pro forma net income (loss)	**$ (331,676)**	$ 276,421	$ 19,625
Pro forma net income (loss) per share			
Basic	**$ (4.87)**	$ 4.13	$ 0.35
Diluted	**$ (4.87)**	$ 3.80	$ 0.32

Shareholder Rights Plan

On April 21, 1997, the Company adopted a shareholder rights plan (the Rights Agreement). Under the Rights Agreement, rights were distributed as a dividend at the rate of one right for each share of common stock of the Company held by stockholders of record as of the close of business on April 28, 1997. The rights will expire on April 28, 2007 unless redeemed or exchanged. Under the Rights Agreement, each right will initially entitle the registered holder to buy one one-hundredth of a share of Series A Junior Participating Preferred Stock for $500.00. The rights will become exercisable only if a person or group acquires beneficial ownership of 15 percent or more of the Company's common stock or commences a tender offer or exchange offer upon consummation of which such person or group would beneficially own 15 percent or more of the Company's common stock.

Note 6:

Retirement Plan

Effective January 1, 1992, the Company adopted a tax-deferred savings plan, the SanDisk 401(k) Plan, for the benefit of qualified employees. The plan is designed to provide employees with an accumulation of funds at retirement. Qualified employees may elect to make contributions to the plan on a monthly basis. The Company may make annual contributions to the plan at the discretion of the Board of Directors. The Company contributed $1.1 million and $105,000 for the plan years ended December 31, 2001 and 1999, respectively. No contributions were made by the Company for the year ended December 31, 2000.

Note 7:

Income Taxes

The provision for (benefit from) income taxes consists of the following (in thousands):

December 31,	2001	2000	1999
Current:			
Federal	**$ (28,455)**	$ 53,683	$ 10,354
State	**38**	13,296	2,117
Foreign	**6,845**	10,211	4,105
	(21,572)	77,190	16,576
Deferred:			
Federal	**(97,388)**	94,147	(2,600)
State	**(25,040)**	21,683	(400)
Foreign	**0**	500	(500)
	(122,428)	116,330	(3,500)
Provision for (benefit from) income taxes	**$ (144,000)**	$ 193,520	$ 13,076

The tax benefits associated with stock options increased taxes receivable by $4.8 million in 2001 and reduced taxes payable by $29.3 million and $9.8 million in 2000 and 1999, respectively. Such benefits are credited to capital in excess of par when realized.

The Company's provision for (benefit from) income taxes differs from the amount computed by applying the federal statutory rates to income (loss) before taxes as follows:

December 31,	2001	2000	1999
Federal statutory rate	(35.0%)	35.0%	35.0%
State taxes, net of federal benefit	(5.6)	4.6	2.8
Research credit	(0.6)	(0.2)	(1.7)
Tax exempt interest income	(0.5)	(0.8)	(3.9)
Valuation allowance	8.2	–	–
Other individually immaterial items	0.9	0.7	0.8
	(32.6%)	39.3%	33.0%

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amount used for income tax purposes. Significant components of the Company's deferred tax assets as of December 31, 2001 and 2000 are as follows (in thousands):

December 31,	2001	2000
Deferred tax assets:		
Inventory writedown reserves	$ 35,900	$ 13,000
Deferred revenue	6,500	17,100
Accruals and other reserves	8,500	11,400
Credit Carryforwards	27,900	–
NOL Carryforward	6,400	–
Unrealized loss on investment writedown	8,400	–
Other	3,300	1,200
Subtotal: Deferred tax assets	97,200	42,700
Less: Valuation Allowance	(36,100)	–
Total: Deferred tax assets	$ 61,100	$ 42,700
Deferred tax liabilities:		
Unrealized gain on exchange of Foundry shares	(61,100)	(105,600)
Total: Deferred tax liabilities	(61,100)	(105,600)
Total deferred tax assets/ (liabilities)	$ –	$ (62,900)

The Company provided a full valuation allowance against the net deferred tax assets, as it is more likely than not that the deferred tax assets will not be realized. The valuation allowance increased by $36.1 million in 2001.

Approximately $4.8 million of the valuation allowance shown above relates to tax benefits from stock option deductions that will be credited to equity when realized.

The Company has a federal net operating loss carryforward of approximately $11 million that will expire in 2021 and state net operating losses of approximately $36 million that will begin to expire at various dates beginning in 2006 through 2021. The Company has various federal and state tax credits that will begin to expire at various dates beginning in 2004 through 2021. Federal alternative minimum tax credits and certain state credits do not expire.

Utilization of the Company's net operating loss and tax credit carryforwards may be subject to a substantial annual limitation due to the ownership change limitations provided by the Internal Revenue Code and similar state provisions.

Note 8:

Joint Venture, Strategic Manufacturing Relationships and Investments

On June 30, 2000, the Company closed a transaction with Toshiba providing for the joint development and manufacture of 512 megabit and 1 gigabit flash memory chips and Secure Digital Card controllers. As part of this transaction, SanDisk and Toshiba formed FlashVision, a joint venture to equip and operate a silicon wafer manufacturing line at Dominion Semiconductor in Virginia. In January 2001, the Company invested the final $15.0 million of its $150.0 million cash commitment in FlashVision. The Company agreed to guarantee one-half of all FlashVision lease amounts up to a maximum guarantee of $175.0 million. As of December 31, 2001, the Company had guarantee obligations in the amount of $129.5 million, with ABN AMRO Bank, N.V. as agent for a syndicate of financial institutions, on the equipment lease lines to equip FlashVision's manufacturing clean room with advanced wafer processing equipment. Although FlashVision recently terminated the ABN AMRO lease facility, as further discussed below, under the terms of the FlashVision lease agreements, the Company as guarantor remains at this time subject to certain financial covenants. The Company obtained a compliance waiver for the third quarter of 2001 and negotiated an amendment to the lease agreement. which includes a modification of the covenant requirements and requires the Company to pledge cash and equity securities up to the full value of the outstanding guaranteed lease commitments. As of December 31, 2001, we had pledged cash of $64.7 million and UMC equity securities of $64.7 million. While these assets are pledged, they are not available to the Company to be used to fund operations.

In December 2001, the Company signed a binding memorandum of understanding, or MOU, with Toshiba under which the Company and Toshiba agreed to restructure their FlashVision business by consolidating FlashVision's advanced NAND wafer fabrication manufacturing operations at Toshiba's memory fabrication facility at Yokkaichi, Japan. The Yokkaichi fabrication facility, or Yokkaichi, is Toshiba's most advanced memory fabrication facility and has approximately twice the wafer fabrication capacity of Dominion. Through this consolidation, the Company expects Yokkaichi to provide more cost-competitive NAND flash wafers than is possible at Dominion. Under the terms of the MOU, Toshiba will transfer the FlashVision owned and leased NAND production tool-set from Dominion to Yokkaichi and has agreed to undertake full responsibility for the transition, which is expected to be completed in 2002. Once the consolidation is completed, Yokkaichi's total NAND wafer output will match the combined prior NAND capacity of Yokkaichi and Dominion. The Company and Toshiba contemplate that the FlashVision operation at Yokkaichi will continue essentially the same 50-50 joint venture and on essentially the same terms as it has had at Dominion in Virginia. In March 2002, FlashVision notified ABN AMRO that it was exercising its right of early termination under the lease facility and will repay all amounts outstanding thereunder in April 2002. The Company and Toshiba are currently seeking other sources of financing to replace the ABN AMRO lease facility.

The Company invested $51.2 million in United Silicon, Inc., ("USIC") a semiconductor manufacturing subsidiary of United Microelectronics Corporation in Taiwan ("UMC"). In January 2000, the USIC foundry was merged into the UMC parent company. In exchange for its USIC shares, the Company received 111 million UMC shares. These shares were valued at approximately $396 million at the time of the merger, resulting in a pretax gain of $344.2 million ($203.9 million after-tax) in the first quarter of 2000. All of the UMC shares the Company received as a result of the merger were subject to trading restrictions imposed by UMC and the Taiwan Stock Exchange. As of December 31, 2001, the trading restrictions had expired on 66.7 million shares. The remaining 44.4 million shares will become available for sale over a two-year period beginning in January 2002. The Company received stock dividends from UMC of 20.0 million and 22.2 million shares in 2001 and 2000, respectively.

Due to the decline in the UMC stock price from the weakness in the semiconductor industry, the value of the Company's investment in UMC had declined to $194.9 at December 31, 2001. It was determined that the decline in the market value of the investment was other than temporary, as defined by generally accepted accounting principles and a loss of $275.8 million, or $166.9 million net of taxes was recorded in accordance with Statement of Financial Accounting Standards Number 115. The loss was included in loss on investment in foundry. If the fair value of the UMC investment declines further, it may be necessary to record additional losses. In addition, in future periods, there may be a gain or loss due to fluctuations in the market value of UMC stock or if UMC shares are sold.

On July 4, 2000, the Company entered into a share purchase agreement to make a $75.0 million investment in Tower, in Israel, representing approximately 10% ownership of Tower. The investment is subject to the completion of certain milestones relative to the construction of a new wafer fabrication facility by Tower. During 2001, Tower satisfied the closing conditions of the share purchase agreement and completed the first two milestones. Under the terms of the agreement, the Company has invested $42.5 million to purchase 1,599,931 ordinary shares and obtain wafer credits of $21.4 million. In September 2001, the Company agreed to convert 75% of its wafer credits to equity at a price of $12.75 per share and received an additional 1,284,007 ordinary shares. The Company expects first wafer production to commence at the new fabrication facility in late 2002. Due to the continued weakness in the semiconductor industry, the value of the Company's Tower investment and remaining wafer credits had declined to $16.6 million on December 31, 2001. It was determined that this decline was other than temporary, as defined by generally accepted accounting principles and a loss of $20.6 million was recorded in the second half of 2001. In addition, the Company recognized a loss of $5.5 million on the exchange of 75% of its Tower wafer credits for 1, 284,007 ordinary shares at $12.75 per share. These losses totaling $26.1 million, or $15.8 million net of tax benefit, were recorded in loss on investment in foundry in 2001. The Company accounts for its investment in Tower on a cost basis.

In March of 2002, the Company modified its share purchase agreement with Tower by agreeing to advance the payments of the third and fourth milestone payment dates to April 5, 2002 and October 1, 2002, respectively, and to make these payments whether or not Tower actually achieves its previously agreed upon milestone obligations. In exchange for this and as part of the modification to the share purchase agreement, Tower has agreed that of the aggregate payment of $22.0 million represented by the third and fourth milestone payments, (i) 60% of this amount, or $13.2 million, will be applied to the issuance of additional ordinary Tower shares based on the average closing price of Tower shares on the NASDAQ in the thirty consecutive trading days preceding each payment date (but not to exceed $12.50 per share) and (ii) 40% of this amount, or $8.8 million, will be credited to the Company's pre-paid wafer account, to be applied against orders placed with Tower's new fabrication facility, when completed.

In September 2001, the Company signed an agreement with Sony involving their Memory Stick card format. Under the agreement, Sony will supply the Company a portion of their Memory Stick output for the Company to resell under the SanDisk brand name. Sony has also agreed to purchase a portion of its NAND memory chip requirements from the Company provided that it meets market competitive pricing for these components. In addition, the two companies agreed to co-develop and co-own the specifications for the next generation Memory Stick. Each company will have all rights to manufacture and sell this new generation Memory Stick.

On August 9, 2000, SanDisk entered into a joint venture, Digital Portal, Inc. ("DPI"), with Photo-Me International ("PMI") for the manufacture, installation, marketing, and maintenance of self-service, digital photo printing labs, or kiosks, bearing the SanDisk brand name in locations in the U.S. and Canada. Under the agreement, the Company and PMI will each make an initial investment of $4.0 million for 50% ownership and secure lease financing for the purchase of the kiosks. During 2001, the Company invested $2.0 million in DPI. Recently, DPI has changed its business plan from 100% leasing the kiosks to customers and sharing in the photo printing revenues generated, to a mix of leasing and selling the kiosks outright. While this plan may reduce the long-term cumulative income from each kiosk, it is expected to substantially reduce DPI's requirements for lease financing. Therefore, the Company expects based on the current business plan that the total value of its lease guarantees will be below $5.0 million in 2002. PMI will manufacture the kiosks for the joint venture and will install and maintain the kiosks under contract with the joint venture. The Company accounts for this investment under the equity method, and recorded a loss of $1.4 million as its share of the equity in loss of joint venture in 2001.

On November 2, 2000, the Company made a strategic investment of $7.2 million in Divio, Inc. Divio is a privately-held manufacturer of digital imaging compression technology and products for future digital camcorders that will be capable of using our flash memory cards to store home video movies, replacing the magnetic tape currently used in these systems. Under the agreement, the Company owns approximately 10% of Divio and is entitled to one board seat. The Company accounts for the investment under the cost method.

Note 9:

Derivatives

On January 1, 2001, the Company adopted Statement of Financial Accounting Standards ("SFAS") No. 133, "Accounting for Derivative Instruments and Hedging Activities." The standard requires that all derivatives be recorded on the balance sheet at fair value and establishes criteria for designation and effectiveness of hedging relationships. The cumulative effect of adopting SFAS 133 as of January 1, 2001 was not material to the Company's consolidated financial statements.

The Company is exposed to foreign currency exchange rate risk inherent in forecasted sales, cost of sales, and assets and liabilities denominated in currencies other than the U.S. dollar. The Company is also exposed to interest rate risk inherent in its debt and investment portfolios. The Company's risk management strategy provides for the use of derivative financial instruments, including foreign exchange forward contracts, to hedge certain foreign currency exposures. The Company's intent is to offset gains and losses that occur on the underlying exposures, with gains and losses on the derivative contracts hedging these exposures. The Company does not enter into any speculative positions with regard to derivative instruments. The Company enters into foreign exchange contracts to hedge against exposure to changes in foreign currency exchange rates, only when natural offsets cannot be achieved. Such contracts are designated at inception to the related foreign currency exposures being hedged, which include sales by subsidiaries, and assets and liabilities that are denominated in currencies other than the U.S. dollar. The Company's foreign currency hedges generally mature within six months.

All derivatives are recorded at fair market value on the balance sheet, classified in other assets. For derivative instruments that are designated and qualify as cash flow hedges, the effective portion of the gain or loss on the derivative instrument is recorded in accumulated other comprehensive income as a separate component of stockholders' equity and reclassified into earnings in the period during which the hedged transaction affects earnings. For derivative instruments that are designated and qualify as fair value hedges, the gain or loss on the derivative instrument, as well as the offsetting gain or loss on the hedged item attributable to the hedged risk, are recognized in earnings in the current period. For derivative instruments not designated as hedging instruments, changes in their fair values are recognized in earnings in the current period.

For foreign currency forward contracts, hedge effectiveness is measured by comparing the cumulative change in the hedged contract with the cumulative change in the hedged item, both of which are based on forward rates. To the extent that the critical terms of the hedged item and the derivative are not identical, hedge ineffectiveness is reported in earnings immediately. The Company estimates the fair values on derivatives based on quoted market prices or pricing models using current market rates.

The Company reports hedge ineffectiveness from foreign currency derivatives for both options and forward contracts in other income or expense. Hedge ineffectiveness was not material in fiscal 2001. The effective portion of all derivatives is reported in the same financial statement line item as the changes in the hedged item.

The Company had foreign exchange contract lines in the amount of $65.1 million at December 31, 2001. Under these lines, the Company may enter into forward exchange contracts that require the Company to sell or purchase foreign currencies.

At December 31, 2001, the Company had $23.6 million in Japanese Yen-denominated accounts payable and open purchase orders designated as cash flow hedges or fair value hedges against Japanese Yen-denominated cash holdings and accounts receivable. At December 31, 2001, the Company had one forward contract to sell Yen in the amount of $9.8 million. Foreign currency translation gains of $291,000 were deferred at December 31, 2001 in connection with this contract as the contract has been identified as a hedging contract. The Company estimates the fair values of derivatives based on quoted market prices or pricing models using current market rates. There was no unrealized loss on derivative instruments as of December 31, 2001.

The impact of movements in currency exchange rates on foreign exchange contracts substantially mitigates the related impact on the underlying items hedged. The Company had net transaction gains (losses) of approximately ($894,000), $428,000, and $1,467,000 for the years ended December 31, 2001, 2000, and 1999, respectively. These amounts are included in other income (loss), net, in the statement of operations.

Note 10:

Restructuring Charge and Related Activities

In the third quarter of 2001, the Company adopted a plan to transfer all of its card assembly and test manufacturing operations from its Sunnyvale location to offshore subcontractors. As a result, the Company recorded a restructuring charge of $8.5 million. The charge included $1.1 million of severance and employee related costs for a reduction in workforce of approximately 193 personnel, equipment write-off charges of $6.4 million and lease commitments of $1.0 million on a vacated warehouse facility.

Workforce Reduction: In the third quarter of 2001, the Company adopted a plan to reduce its workforce by a total of 193 employees through involuntary employee separations from October 2001 through April 2002. The Company recorded a charge of $1.1 million for employee separations in the third quarter of 2001. As of December 31, 2001, the Company had made severance and benefit payments related to the planned reduction in force totaling $805,000.

Abandonment of Excess Equipment: As a part of its plan to transfer all card assembly and test manufacturing operations to offshore subcontractors, the Company abandoned excess equipment and recorded a charge of $6.4 million in the third quarter of fiscal 2001.

Abandonment of Excess Leased Facilities: The Company is attempting to sublease one warehouse building in San Jose, California. Given the current real estate market condition in the San Jose area, the Company does not expect to be able to sublease this building before the end of 2003 and as a result, the Company has recorded a charge of $1.0 million in the third quarter of 2001.

Remaining Payout: Remaining cash expenditures related to the workforce reduction will be paid by April 2002. Amounts related to the abandonment of excess leased facilities will be paid as the lease payments are due in 2002 and 2003.

Savings: The Company believes that the savings resulting from the restructuring activity will contribute to a reduction in manufacturing and operating expense levels by approximately $11.8 million in fiscal 2002.

The following table reflects the total restructuring charge:

	Equipment	Workforce Reduction	Lease Commit-ments	Total
Restructuring Charge	$ 6,383	$ 1,094	$ 1,033	$ 8,510
Write offs and write downs	(6,027)	–	–	(6,027)
Cash charges	–	(805)	–	(805)
Reserve balance, December 31, 2001	$ 356	$ 289	$ 1,033	$ 1,678

Note 11:

Segment Information

During fiscal 2001, 2000 and 1999, the Company operated in one segment, flash memory products. The Company markets and sells its products in the United States and in foreign countries through its sales personnel, dealers, distributors, retailers and its subsidiaries. The Company's chief decision maker, the Chief Executive Officer, evaluates performance of the Company based on total Company results. Revenue is evaluated based on geographic region and product category. Separate financial information is not available by product category in regards to asset allocation, expense allocation, or profitability.

Geographic Information:

Sales outside the U.S. are comprised of sales to international customers in Europe, Canada, and Asia Pacific. Other than sales in U.S., Japan and Europe, international sales were not material individually in any other international location. Intercompany sales between geographic areas are accounted for at prices representative of unaffiliated party transactions.

Information regarding geographic areas for the years ended December 31, 2001, 2000, and 1999 are as follows (in thousands):

Years Ended December 31,	2001	2000	1999
Revenues:			
United States	**$ 163,516**	$ 258,715	$ 116,922
Japan	**105,056**	178,564	62,176
Europe	**57,386**	99,352	22,674
Other foreign countries	**40,343**	65,181	45,218
Total	**$ 366,301**	$ 601,812	$ 246,990
Long Lived Assets:			
United States	**$ 186,167**	$ 174,685	$ 25,442
Japan	**388**	520	261
Europe	**23**	55	20
Other foreign countries	**41,700**	198,253	57,273
Total	**$ 228,278**	$ 373,513	$ 82,996

Revenues are attributed to countries based on the location of the customers. Long lived assets in other foreign countries includes the long-term investment in UMC of $25.9 in 2001, $197.7 in 2000 and $51.2 million in 1999 and long-term investment in Tower of $15.4 in 2001. Long lived assets in the United States includes the investment in FlashVision of $153.2 and Divio of $7.2 in 2001.

Major Customers

In 2001 and 2000, there were no customers who accounted for more than 10% of total revenue. In 1999, revenues from one customer represented approximately $28.0 million or 11%, of consolidated revenues.

Note 12:

Accumulated Other Comprehensive Income

Accumulated other comprehensive income presented in the accompanying balance sheet consists of the accumulated unrealized gains and loses on available-for-sale marketable securities for all periods presented (in thousands).

	2001	2000	1999
Accumulated other comprehensive income (loss) at beginning of year	**$ (50,412)**	$ 199	$ 471
Change of accumulated other comprehensive income (loss) during the year			
Unrealized gain (loss) on investments	**95,927**	(50,268)	–
Unrealized gain (loss) on *available-for-sale* securities	**908**	(343)	(272)
Accumulated other comprehensive income (loss) at year end	**$ 46,423**	$ (50,412)	$ 199

The 2001 unrealized gain on investments included a tax expense of approximately $29.8 million and the 2000 unrealized loss on investments included a tax benefit of $34.6 million. The tax effects for other comprehensive income were immaterial in 1999.

Note 13:
Related Parties

The Company has entered into a joint venture agreement with Toshiba, under which they formed FlashVision, to produce advanced NAND flash memory wafers. In addition, the Company and Toshiba will jointly develop and share the research and development expenses of future generations of advanced NAND flash memory products. The Company also purchases NAND flash memory card products from Toshiba. The Company purchased NAND flash memory wafers and card products from FlashVision and Toshiba and made payments for shared research and development expenses totaling approximately $132.3 million in 2001 and $22.0 million in 2000. The Company had accounts payable balances due to FlashVision and Toshiba of $24.0 million at December 31, 2001 and $7.9 million at December 31, 2000. The Company had accrued current liabilities due to Toshiba for joint research and development expenses of $15.3 million at December 31, 2001 and long-term liabilities of $4.9 million and $3.5 million as of December 31, 2001 and 2000, respectively.

Note 14:
Investment in Joint Venture

The following summarized the financial information for FlashVision at December 31, 2001 (in thousands). In fiscal 2000, the investment in FlashVision did not meet the significant subsidiary threshold and therefore, summary financial information for prior years have been excluded.

December 31, 2001 (unaudited)	
Current Assets	$ 61,601
Property, plant and equipment and other assets	312,183
Current Liabilities	67,438

The following summarizes financial information for FlashVision for the nine months ended December 31, 2001 (in thousands).

Nine Months Ended December 31, 2001 (unaudited)	
Net sales	$ 110,706
Gross profit	4,351
Net income	5,160

Report of Independent Auditors

The Board of Directors and Stockholders
SanDisk Corporation

We have audited the accompanying consolidated balance sheets of SanDisk Corporation as of December 31, 2001 and 2000, and the related consolidated statements of operations, stockholders' equity, and cash flows for each of the three years in the period ended December 31, 2001. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of SanDisk Corporation at December 31, 2001 and 2000 and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2001, in conformity with accounting principles generally accepted in the United States.

Ernst + Young LLP

San Jose,
California
January 21, 2002,
except for Note 3,
as to which the date is
March 5, 2002.

Corporate Information

Board of Directors

Irwin Federman [1]
SanDisk Corporation
Chairman of The Board
U.S. Venture Partners
General Partner

William V. Campbell [2]
Intuit Inc.
Chairman

Dr. Eli Harari
SanDisk Corporation
President and CEO

Catherine P. Lego [1][2]
Photonics Fund
General Partner

Dr. James D. Meindl
Georgia Institute of Technology

Alan F. Shugart [1][2]
Al Shugart International
President and CEO

Executive Officers

Dr. Eli Harari
President and CEO

Sanjay Mehrotra
Executive Vice President
and Chief Operating Officer

Nelson Chan
Senior Vice President and General
Manager, Retail Business Unit

Jocelyn Scarborough
Vice President, Human Resources

Corporate Headquarters

140 Caspian Court
Sunnyvale, California 94089
USA
T: 408.542.0500
F: 408.542.0503
www.sandisk.com

Industrial/OEM Sales Offices

Southwest USA & Mexico
140 Caspian Court
Sunnyvale, California 94089
T: 408.542.0730
F: 408.542.0403

North Central Region USA & South America
101 Southhall Lane
Suite 400
Maitland, FL 32751
T: 407.667.4880
F: 407.667.4834

Northwest USA
8 Corporate Park
Suite 300
Irvine, CA 92606
T: 949.442.8370
F: 949.442.8371

Northeastern USA & Canada
620 Herndon Pkwy, Suite 200
Herndon, Virginia 22070
T: 703.481.9828
F: 703.437.9215

Europe
SanDisk GmbH
Karlsruhler Str. 2C
D-30519 Hannover
Germany
T: 49.511.875.9185
F: 49.511.875.9187

Northern Europe
Videroegatan 3 B
S-16440 Kista
Sweden
T: 46.08.750854
F: 46.08.75084.26

Central and Southern Europe
Rudolf-Diesel-Str. 3
40822 Mettmann
Germany
T: 49.210.495.3433
F: 49.210.495.3434

Japan
8F Nisso Building 15
2-17-19 Shin-Yokohama
Kohoku-ku
Yokohama 222-0033
Japan
T: 81.45.474.0181
F: 81.45.474.0371

Asia/Pacific Rim
89 Queensway, Lippo Center
Tower II, Suite 4104
Admiralty, Hong Kong
China
T: 852.2712.0501
F: 852.2712.9385

Retail Sales Offices

US Retail Sales
140 Caspian Court
Sunnyvale, California 94089
T: 949.589.8351
F: 949.589.8364

2100 Camino A Los Cerros
Menlo Park, California 94025
T: 650.854.9003
F: 650.854.7400

32500 Mills Road
Avon, Ohio 44011
T: 440.327.0490
F: 440.327.0295

21 Chippenham Dr.
Penfield, NY 14526
T: 716.377.2229
F: 419.828.0847

European Retail Sales
Wilhelminastraat 18
2011 VM Haarlem
The Netherlands
T: 31.23.5514226
F: 31.23.5348625

Japan Retail Sales
Umeda-Shinmichi Building 10F
1-1-5 Dojima, Kita-ku
Osaka 530-0003
Japan
T: 81.6.6343.6480
F: 81.6.6343.6481

Registrar and Transfer Agent

Computershare Investor Services
Denver, Colorado

Independent Public Auditors

Ernst & Young LLP
San Jose, California

Legal Counsel

Brobeck, Phleger & Harrison LLP
Palo Alto, California

Investor/Shareholder Relations

Michael Gray
Vice President, Finance

Sharon Spehar
Shareholder Relations

(1) Audit Committee
(2) Compensation Committee

SanDisk Corporation
140 Caspian Court
Sunnyvale, California 94089-1000
USA
T: 408.542.0500
F: 408.542.0503
www.sandisk.com